
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑   Check box if Amendment is material and investors must reconfirm within five business days.
    This amendment is filed to (i) extend the Offering Deadline to March 31, 2025; and (ii) update the **FINANCIAL INFORMATION** section.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting
Name of Issuer:

MyCoachingTree.com Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Texas

       Date of Organization:

       April 15, 2020

Physical Address of Issuer:

13809 Research Blvd., Ste 500-90688, Austin, TX 78750

Website of Issuer:

www.MyCoachingTree.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Class B Non-Voting Common Stock

Target Number of Securities to be Offered:

10,776

Price (or Method for Determining Price):

Investment Purchase Discount	Discount	Share Price
For initial purchases of the Securities in the Offering up to and including the sum of $299,999.20.	20%	$4.64
No Investment Purchase Discount	**Discount**	**Share Price**
For purchases of the Securities in the Offering from $299,999.21 to $1,234,999.80.	0%	$5.80

Target Offering Amount:

$50,000.64

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,999.80

Deadline to reach the Target Offering Amount:

March 31, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$55,209	$82,672
Cash & Cash Equivalents	$1,142	$4,525
Accounts Receivable	$0	$0
Current Liabilities	$343,208	$296,761
Long-Term Liabilities	$0	$0
Revenues/Sales	$57,494	$58,409
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(73,607)	$(184,993)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

MyCoachingTree.com Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,995.16 (the "**Maximum Offering Amount**") of Class B Non-Voting Common Stock, par value of $0.001 per share (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). The Minimum Individual Purchase Amount is $500 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by March 31, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of a Custodian Agreement as described in Exhibit C and an Omnibus Nominee Trust Agreement as described in Exhibit D. Under the Subscription Agreement (as described in Exhibit B), Custodian Agreement, and Omnibus Nominee Trust Agreement, Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with Brassica Trust Company LLC, who will serve as the custodian (the "**Custodian**") for the Securities sold in this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by Brassica Trust Company LLC as nominee ("**Nominee**") for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/mycoachingtree (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A, Subscription Agreement attached as **Exhibit B**, Custodian Agreement attached hereto as **Exhibit C**, Omnibus Nominee Trust Agreement attached as **Exhibit D**, Shareholders Agreement attached hereto as **Exhibit E** and Joinder Agreement attached as **Exhibit F** in conjunction with the following summary information. All capitalized terms used herein that are not otherwise defined have the meanings as set forth in the Issuer's Amended and Restated Certificate of Formation, dated February 15, 2024 (the "**Restated Certificate of Formation**"), attached as **Exhibit G**.

The Securities are "Class B Non-Voting Common Stock" which are non-voting shares of Common Stock designated as Class B Non-Voting Common Stock. Unless otherwise required by law, the Class B Non-Voting Common Stock carries no voting, management, or control rights in the Issuer. Aside from the limitations set forth in the preceding sentence, the Class B Common Stock otherwise possesses all other rights, privileges and preferences afforded to the

Common Stock pursuant to the Restated Certificate of Formation. The Investor shall be entitled to receive dividends from the Issuer, proportionally in accordance with their ownership shares, as and when declared by the Issuer's management, on a pari passu basis with the Class A Voting Common Stock and the Series A Preferred Stock. The Series A Preferred Stock shall have a liquidation preference over the Common Stock.

Early Investors versus Standard Investors

The Issuer has elected to offer each Investor who invests during the first tranche of the Offering, which includes the initial purchases of the Securities amounting up to and including the sum of $299,999.20 (collectively, "**Early Investors**"), a per share price of $4.64 per share of Class B Non-Voting Common Stock. The Investor will receive the number of shares of Class B Non-Voting Common Stock equal to the amount the Investor paid for the Securities (the "**Purchase Amount**") divided by $4.64 (as rounded to the lowest whole number).

For Investors who invest during the second tranche of the Offering, which includes all purchases from $299,999.21 to $1,234,999.80 (collectively, "**Standard Investors**"), the Investor will receive a per share price of $5.80 per share of Class B Non-Voting Common Stock. The Investor will receive the number of shares of Class B Non-Voting Common Stock equal to the Purchase Amount divided by $5.80 (as rounded to the lowest whole number).

Authorized Capitalization

The Issuer has authorized three classes of securities, Class A Voting Common Stock, Class B Non-Voting Common Stock and Series A Preferred Stock. Please refer to the section titled "*Capitalization and Ownership*" below for information on the capitalization of the Issuer.

Dividends and/or Distributions

The Securities entitle Investors to dividends, as and when declared by the Issuer's management, proportionally in accordance with their ownership, on a pari passu basis with the Class A Voting Common Stock and the Series A Preferred Stock.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement attached as Exhibit D, Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions. Investors agree to indemnify Nominee per the terms of the Omnibus Nominee Trust Agreement.

Voting and Control

The Issuer is a party to a certain Shareholders Agreement, dated as of February 15, 2024, under which the Company, the initial holders of Class A Voting Common Stock and Series A Convertible Preferred Stock holders agreed to, among other things (i) vote all shares for which such shareholders having voting control in accordance with this Shareholders Agreement; (ii) number and composition of the Issuer's board of directors, with the Co-Founders entitled to two representatives on the Issuer's Board of Directors and the Series A Preferred Stock holders entitled to one representative on the Issuer's Board of Directors; (iii) drag-along rights for an Approved Sale; (iv) financial and other information rights for Major Holders of the Series A Preferred Stock; (iv) right of first offer for Major Holders of the

Series A Preferred Stock to participate in future subsequent offerings up to their pro rata ownership; and (v) right of first refusal by the Issuer, and then the shareholder signatories, for any proposed transfers.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. Furthermore, as the Custodian is the legal owner of the Securities, until the Custodian transfers the Securities from custodial accounts with the Custodian ("**Custodial Accounts**") to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Securities and not the Securities themselves. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Custodian and only the beneficial interest in such Securities, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following the date of the final prospectus plus such additional period as may reasonably be requested by the Issuer or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Investor's Class B Non-Voting Common Stock in any manner.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities will be subject to rights of first refusal under the Shareholders Agreement, along with drag along rights.
- Transfer restrictions in the Shareholders Agreement may conflict with the terms of the Custodian Agreement as described in <u>Exhibit C</u> and Omnibus Nominee Trust Agreement described in <u>Exhibit D</u>.
- If the Investor seeks to transfer beneficial interests in the Securities, the terms of the Shareholders Agreement will govern. Since the legal title to the Securities will be held by the Nominee, Investors will need to coordinate any permitted sales/transfers of the Securities with the Nominee (as Nominee and Custodian) pursuant to the afore-referenced Custodian Agreement and Omnibus Nominee Trust Agreement.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions.

Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Issuer relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Issuer's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from other internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our network, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a network for sport coaches and employers seeking to hire sports coaches, along with companies interested in sponsorship and advertising opportunities. The amount of users of our network and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our network and the services offered. If clients do not perceive our network or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C/A have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of two separate tranches, a single investor may receive different prices for the Securities, depending on the timing of their investment commitment.

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which include investors who invest during the first tranche of the Offering, which includes the initial purchases amounting up to and including a sum of $299,999.20, will receive preferential pricing terms, namely a reduction in the offering price ($4.64 per share). Standard Investors, which includes investors who invest during the second tranche of the Offering, which includes all purchases from $299,999.21 to $1,234,999.80, will receive a price per share of $5.80. Accordingly, a single investor may be issued two different prices for the Securities, depending on the timing of the investor's investment commitment.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering

Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with Brassica Trust Company LLC, who will serve as the custodian and nominee for the Securities.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Issuer. Investors will never be able to freely vote upon any manager or other matters of the Issuer. The Securities are non-voting, except as required by applicable law.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If a liquidity event never occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, prior earnings or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

MyCoachingTree.com offers an employment-focused community site for sport coaches that includes professional development content for coaches and talent management for employers.

The Issuer was formed on April 15, 2020 as a Texas corporation and is headquartered in Texas. The Issuer sells its products and services through the internet throughout the United States.

Business Plan

The Issuer provides a subscription-based network for coaches and employers. The network helps coaches manage their careers. The Issuer's service helps coaches with education, networking and an automated job search, and helps school districts with a candidate search service. Using artificial intelligence, the Issuer's product helps coaches and school districts find their next great opportunity. We generate revenue from subscription sales to both coaches and employers, employee-candidate recruiting services for employers, and the resale of professional development content from a multitude of providers.

The Issuer plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The capital we raise here will empower us to increase our sales and marketing efforts and expand our product development as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
MyCoachingTree.com Subscription Membership	Provides coaches and employers with membership in a network that provides online course content sales, candidate search services for employers and corporate sponsorship and advertising opportunities.	Sport coaches in the United States and organizations that employ coaches and companies interested in promoting their products and services to coaches.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competition is Facebook, LinkedIn and other job posting sites.

Customer Base

Our customer base is sport coaches in the United States (approximately one million) and organizations that employ coaches (approximately 250,000), along with companies interested in promoting their products and services to coaches.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer currently does not have any registered patents or trademarks. The Issuer does own several domain names.

All intellectual property of the Issuer is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	7%	$86,450
Technology & Product Development (1)	15%	$7,500	19%	$234,650
Sales and Marketing (2)	43%	$21,500	45%	$555,750
Infrastructure	0%	$0	9%	$111,150
General Working Capital (3)	18%	$9,000	20%	$247,000
Total	**100%**	**$50,000+**	**100%**	**$1,235,000+**

+These figures are rounded to the nearest whole dollar.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) We will use these proceeds to enhance our mobile offering and increase our integrations through offshore contractors.

(2) We will invest heavily in sales and marketing staff to exploit our market with the current product. A marketing manager and sales representative to add to the efforts of the CEO will accelerate growth.

(3) These proceeds will be used for general working capital purposes, including corporate and administrative expenses.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Phillip Engle	CEO, Co-Founder and Chairman	CEO, Co-Founder and Chairman of MyCoachingTree.com Inc., 2020 – Present Responsible for strategy, marketing, sales and financing.	Texas A&M University, College Station, TX, Biochemistry, 1987.
Jason Gutcher	CTO and Co-Founder	CTO and Co-Founder of MyCoachingTree.com Inc., 2020 – Present Responsible for product development, product roadmap and customer service.	University of Waterloo, Waterloo, ON, Canada, B.S., Math, 2002
Dudley William Rutledge	President, Co-Founder and Director	President, Co-Founder and Director of MyCoachingTree.com Inc., 2020 – Present Responsible for financing and strategic partnerships.	Texas Lutheran University, Seguin, TX, B.S., Education, 1975
Andy Beal	Director	Director of MyCoachingTree.com Inc., 2024 – Present Responsible for board oversight. Principal at Beal & Associates, 2007 - Present Responsible for helping organizations develop sound strategies designed to win at business while concurrently furthering the interests of American High School Sports.	California State University, Northridge, B.A., Political Science, 1984

Biographical Information

Phillip Engle: Phillip is the CEO, Co-Founder and Chairman of the Issuer. He has spent 35 years as a serial entrepreneur in technology, employment and education-based sports with three successful exits.

Jason Gutcher: Jason is the COO and Co-Founder of the Issuer. He has 22 years or experience as a serial entrepreneur in education-based sports with one successful exit.

Dudley William Rutledge: Dudley, known as D.W., is the President, Co-Founder and Director of the Issuer. He has spent 48 years in the coaching industry, including 27 years as a college and high school coach and twenty years as the Executive Director with the Texas High School Coaches Association. He is also the co-author of Coaching to Change Lives.

<u>Andy Beal</u>: Andy is a Director the Issuer. He is the founder of MaxPreps, the nation's largest sports media brand devoted to American high school sports. Andy later sold the business to CBS Corporation in 2007 and led the integration into CBS Sports Digital where the business grew significantly.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of (i) 7,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"), of which 5,000,000 shares shall be designated as Class A Voting Common Stock (the "**Class A Voting Common Stock**") and 2,000,000 shares shall be designated Class B Non-Voting Common Stock (the "**Class B Non-Voting Common Stock**"), and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**"), all of which shares shall be designated as Series A Convertible Preferred Stock (the "**Series A Preferred Stock**"). As of the date of this Form C/A, 1,000,000 shares of Class A Voting Common Stock and 67,144 shares of Series A Preferred Stock are issued and outstanding. No Class B Non-Voting Common Stock has been issued as of the date of this Form C/A.

Outstanding Capital Stock

As of the date of this Form C/A, the Issuer's outstanding capital stock consists of:

Type	Class A Voting Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Class A Voting Common Stock at a later date. The issuance of such additional shares of Class A Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	93.71%

Type	Series A Convertible Preferred Stock
Amount Outstanding	67,144
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Initial Series A Issuance Price shall mean $5.80 per share; (b) Right to receive dividends on pari passu basis with the Common Stock; (c) Liquidation Preference equal to Initial Series A Issuance Price, as adjusted, plus any dividends declared but unpaid; (d) Right to convert into Class A Voting Common Stock at any time at Initial Series A Issuance Price; (e) Automatic conversion into Class A Voting Common Stock upon $25 million in gross proceeds raised by the Issuer in a firm commitment public offering; and (f) Protective provisions so long as Series A Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series A Preferred Stock at a later date. The issuance of such additional shares of Series A Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.29%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	Unsecured Loans from Issuer CEO and Co-Founder
Principal Amount Outstanding	$27,500
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	On Demand

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Phillip Engle	450,000 shares of Class A Voting Common Stock	42.17%
Jason Gutcher	450,000 shares of Class A Voting Common Stock	42.17%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of September 30, 2024, the Issuer had an aggregate of $5,504 in cash and cash equivalents. When combined with expected monthly revenues and the Co-Founders having agreed to supplement any cash shortages of the Issuer, Issuer has approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $1,000,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

This amendment is filed to (i) extend the Offering Deadline to March 31, 2025; and (ii) update the **FINANCIAL INFORMATION** section.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	$275,000*	6	Research & Development and General Working Capital	July 15, 2021	Section 4(a)(2)

*Converted into 67,144 shares of Series A Convertible Preferred Stock on May 31, 2024.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) In 2023, Phillip Engle, the Issuer's CEO and Co-Founder, provided loan advances to the Issuer in the aggregate amount of $27,500. The loans do not carry an interest rate and do not have a maturity date. The current outstanding balance as of the date of this Form C/A is $27,500. See the section titled "*Outstanding Debt*" for more information regarding this loan.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.MyCoachingTree.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

MyCoachingTree.com Inc.

(Issuer)

By:/s/Phillip Engle

(Signature)

Phillip Engle

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Phillip Engle

(Signature)

Phillip Engle

(Name)

Director

(Title)

October 17, 2024

(Date)

/s/Dudley William Rutledge

(Signature)

Dudley William Rutledge

(Name)

Director

(Title)

October 17, 2024

(Date)

/s/Andrew G. Beal
_____
(Signature)

Andrew G. Beal
_____
(Name)

Director
_____
(Title)

October 17, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

MYCOACHINGTREE.COM, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
MyCoachingTree.com Inc.
Austin, Texas

We have reviewed the accompanying financial statements of MyCoachingTree.com Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 23, 2024
Los Angeles, California

MYCOACHINGTREE.COM, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,142	$	4,525
Prepaids and Other Current Assets		-		6,057
Total Current Assets		**1,142**		**10,582**
Intangible Assets		54,067		72,090
Total Assets	**$**	**55,209**	**$**	**82,672**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	6,747	$	1,378
Convertible Notes		275,000		275,000
Accrued Interest on Convertible Notes		33,866		20,116
Related Party Loan		27,500		-
Other Current Liabilities		95		267
Total Current Liabilities		**343,208**		**296,761**
Total Liabilities		**343,208**		**296,761**
STOCKHOLDERS' EQUITY				
Common Stock Class A		1,000		1,000
Common Stock Class B		-		-
Series A Convertible Preferred Stock		-		-
Subscription Receivable		-		-
Additional Paid in Capital		247		550
Retained Earnings/(Accumulated Deficit)		(289,246)		(215,639)
Total Stockholders' Equity		**(287,999)**		**(214,089)**
Total Liabilities and Stockholders' Equity	**$**	**55,209**	**$**	**82,672**

See accompanying notes to financial statements.

MYCOACHINGTREE.COM, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 57,494	$ 58,409
Cost Of Goods Sold	-	-
Gross Profit	**57,494**	**58,409**
Operating Expenses:		
General And Administrative	110,460	214,766
Sales And Marketing	6,631	13,610
Total Operating Expenses	**117,091**	**228,376**
Operating Loss	**(59,597)**	**(169,967)**
Interest Expense	14,010	13,750
Other Loss/(Income)	-	1,276
Loss Before Provision For Income Taxes	**(73,607)**	**(184,993)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (73,607)**	**$ (184,993)**

See accompanying notes to financial statements.

MYCOACHINGTREE.COM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A		Common Stock Class B		Series A Convertible Preferred Stock		Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	1,000,000	$ 1,000	-	$ -	-	$ -	$ -	$ (1,000)	$ (30,646)	$ (30,646)
Capital Contribution	-	-	-	-	-	-	550	1,000	-	1,550
Net Loss	-	-	-	-	-	-	-	-	(184,993)	(184,993)
Balance—December 31, 2022	1,000,000	$ 1,000	-	$ -	-	$ -	$ 550	$ -	$ (215,639)	$ (214,089)
Shareholder Distribution	-	-	-	-	-	-	(303)	-	-	(303)
Net Loss	-	-	-	-	-	-	-	-	(73,607)	(73,607)
Balance—December 31, 2023	1,000,000	$ 1,000	-	$ -	-	$ -	$ 247	$ -	$ (289,246)	$ (287,999)

See accompanying notes to financial statements.

MYCOACHINGTREE.COM, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (73,607)	$ (184,993)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of Intangibles	18,022	18,022
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets	6,057	(704)
Credit Cards	5,369	1,378
Other Current Liabilities	(172)	(863)
Accrued Interest on Convertible Notes	13,750	13,750
Net Cash Used In Operating Activities	**(30,580)**	**(153,410)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	-	(16,407)
Net Cash Used In Investing Activities	**-**	**(16,407)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	1,550
Shareholder Distribution	(303)	
Borrowing on Convertible Notes	-	50,000
Borrowing on Shareholder Loans	27,500	-
Net Cash Provided By Financing Activities	**27,197**	**51,550**
Change In Cash and Cash Equivalents	(3,383)	(118,267)
Cash—Beginning of the Year	4,525	122,792
Cash—End of the Year	**$ 1,142**	**$ 4,525**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 260	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MyCoachingTree.com Inc. was incorporated on April 15, 2020, in the state of Texas. The financial statements of MyCoachingTree.com Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

MyCoachingTree is an employment-focused community app for sport coaches. MyCoachingTree helps coaches manage their careers. The service helps coaches with education, networking and an automated job search, and helps school districts with a candidate search service. Using artificial intelligence, MyCoachingTree helps coaches and school districts find their next great opportunity. We generate revenue from subscription sales to both coaches and employers, employee-candidate recruiting services for employers, and the resale of professional development content from a multitude of providers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Intangible Assets

The Company capitalizes its software development costs, amortizing them on a straight-line basis over their estimated useful lives.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

We generate revenue from subscription sales to both coaches and employers, employee-candidate recruiting services for employers, and the resale of professional development content from a multitude of providers. There is a direct sales effort for the recruiting services to employers. All other revenue is driven from marketing and advertising within the app platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $6,631 and $13,610, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 23, 2024, which is the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Deposit Payable	$ -	$ 6,057
Total Prepaids and Other Current Assets	**$ -**	**$ 6,057**

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Payroll Payable	$ 95	$ 267
Total Other Current Liabilities	**$ 95**	**$ 267**

4.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of December 31,	2023	2022
Software	$ 90,112	$ 90,112
Intangible Assets, at cost	**90,112**	**90,112**
Accumulated Amortization	(36,045)	(18,022)
Intangible Assets, net	**$ 54,067**	**$ 72,090**

Entire intangible assets have been amortized. Amortization expense for the fiscal year ended December 31, 2023, and 2022 was in the amount of $18,022 and $18,022, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets in future periods:

For the Year Ended December 31,	Amortization Expense
2024	$ 18,022
2025	18,022
2026	18,022
2027	-
2028	-
Thereafter	-
Total	**$ 54,067**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Class A

The Company is authorized to issue 5,000,000 shares of common shares class A at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 1,000,000 shares have been issued and are outstanding.

Common Stock Class B

The Company is authorized to issue 2,000,000 Class B common shares at a par value of $0.001. As of December 31, 2023, and December 31, 2022, no shares have been issued or are outstanding.

Series A Convertible Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred shares at a par value of $0.001. As of December 31, 2023, and December 31, 2022, no shares have been issued or are outstanding.

6.   DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
					Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note -Andy Beal	$ 25,000	5.00%	07/15/2021	07/15/2023	$ 3,079	$ 25,000	$ -	$ 28,079	$ 1,829	$ 25,000	$ -	$ 26,829
2023 Convertible Note - Daniel Church	50,000	5.00%	07/15/2021	07/15/2023	6,158	50,000	-	56,158	3,658	50,000	$ -	53,658
2023 Convertible Note - Gary Kolkhorst	50,000	5.00%	07/15/2021	07/15/2023	6,158	50,000	-	56,158	3,658	50,000	$ -	53,658
2023 Convertible Note - Joey McGuire	50,000	5.00%	07/15/2021	07/15/2023	6,158	50,000	-	56,158	3,658	50,000	$ -	53,658
2023 Convertible Note - Matthew Rhule	50,000	5.00%	07/15/2021	07/15/2023	6,158	50,000	-	56,158	3,658	50,000	$ -	53,658
2023 Convertible Note - Philip Dunn	50,000	5.00%	07/15/2021	07/15/2023	6,158	50,000	-	56,158	3,658	50,000	$ -	53,658
Total					$ 33,866	$ 275,000	$ -	$ 308,866	$ 20,116	$ 275,000	$ -	$ 295,116

During the year 2024, the Company converted convertible notes in the amount of $275,000 into 67,144 shares of Series A Convertible Preferred Stock.

Owner Loans

During 2023, the Company borrowed money from the shareholder and the CEO, Phillip Engle. The details of the loans from the owners are as follows:

Lender Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Phillip Engle	$ 27,500	0.00%	2023	Not Set	$ 27,500	$ -	$ 27,500	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7.   INCOME TAXES

The provision for income taxes consists of the following:

For the Year Ended December 31,	2023		2022	
Net Operating Loss	$	(15,457)	$	(37,923)
Valuation Allowance		15,457		37,923
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,	2023		2022	
Net Operating Loss	$	(72,609)	$	(57,151)
Valuation Allowance		72,609		57,151
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $345,755, and the Company had state net operating loss ("NOL") carryforwards of approximately $345,755. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During 2023, the Company borrowed $27,500 from its shareholder and CEO, Phillip Engle. The imputed interest on the 0% interest loan was considered immaterial and was not recorded. With no set maturity date, the loan can be called at any time and is classified as a current liability. As of December 31, 2023, and December 31, 2022, the outstanding loan balance was $27,500 and $0, respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 23, 2024, the date the financial statements were available to be issued.

During the year 2024, the Company converted convertible notes in the amount of $275,000 into 67,144 shares of Series A Convertible Preferred Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $59,597, a net operating cash outflow loss of $30,580 and liquid assets in cash of $1,142, which are less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Subscription Agreement

MyCoachingTree.com Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of MyCoachingTree.com Inc.
13809 Research Blvd., Ste 500-90688
Austin, TX 78750

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that MyCoachingTree.com Inc., a Texas corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 223,706 shares of Class B Non-Voting Common Stock, par value $0.001 per share ("**Securities**") at a price of (i) $4.64 per share for purchasers in the Offering up to $299,999.20 and (ii) $5.80 per share for purchasers in the Offering from $299,999,21 to $1,234,999.80 (collectively, the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $50,000.64 (the

"**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,234,999.80 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities as set forth in the Form C. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission of the greater of (a) a fee of seven percent (7.0%) for the dollar value of the Securities sold to investors under the Offering or (b) twelve thousand dollars ($12,000.00). In addition, the Company will pay the Portal a securities commission equivalent to two percent (2.0%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/mycoachingtree (the "**Deal Page**").

1.   Subscription; Custodian; Securities Entitlement.

    (a)   Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

    (b)   Custodian; Securities Entitlement. The Company and the Investor authorize Brassica Trust Company LLC and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such Securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the Texas Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Texas Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

2.   Closing.

    (a)   Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the Investor contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   Undersigned's Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c) The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d) The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities acquired by the Investor hereunder.

(t) The Investor is not (i) a citizen or resident of a geographic area in which the subscription, or holding, of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying Securities to a party subject to U.S. or other applicable sanctions.

(u) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Securities.

(v) <u>HIGH RISK INVESTMENT</u>. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.   <u>Company Representations</u>. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a) <u>Corporate Power</u>. The Company is a limited liability company duly incorporated, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) <u>Enforceability</u>. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Articles of Organization, as amended and/or restated from time to time, and Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) <u>Authorization</u>. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or Bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e) <u>No Conflict</u>. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f) <u>Operation</u>. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g) <u>Consents</u>. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's manager and/or member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h) <u>Securities Matters</u>. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and has provided to investors the ongoing annual reports required under Regulation CF prior to the filing of the Form C. The Company is organized under, and subject to, the laws of the state of Texas.

(i)   Transfer Agent. The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, managers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.   Market Stand-Off and Power of Attorney.

(a) In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b) The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The

Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e) "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f) "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8.   Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other

instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal.

11. Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Texas without regard to the principles of conflicts of laws.

12. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13. Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14. Waiver; Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only at the direction of the Chief Executive Officer of the Company (the "**Lead**").

15. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16. Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17. Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18. Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19. Electronic Execution and Delivery. A digital reproduction, portable document format ("**.pdf**") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services),

electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.   Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23.   Tokenization and Fractionalization. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens (**"Tokens"**) on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for shares or Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion. So long as Brassica Trust Company LLC or its successors and assigns is the Custodian, the Company or the Lead shall provide Custodian with written notice of a determination by the Company to Tokenize the Securities or any securities that may be issued upon conversion thereof, such notice to be reasonably sufficient in time to arrange in advance of Tokenization a custodian of the Tokens to an alternate custodian as needed.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____, 2024.

COMPANY:

MyCoachingTree.com Inc.

By: _____

Name: Phillip Engle

Title: CEO and Director

Address: 13809 Research Blvd., Ste 500-90688, Austin, TX 78750

Email: investors@mycoachingtree.com

INVESTOR:

By: _____

Name: _____

Title: _____

EXHIBIT C

Custodian Agreement

CUSTODY AGREEMENT
(v04302024)

YOU SHOULD READ THE TERMS AND CONDITIONS OF THIS AGREEMENT CAREFULLY AS IT AFFECTS YOUR RIGHTS AND REMEDIES AS A CLIENT WITH ASSETS WITH BRASSICA TRUST COMPANY LLC (THE "CUSTODIAN").

THE CUSTODIAN IS ACTING AS A CUSTODIAN FOR THE ASSETS OF CERTAIN INVESTORS. THE CUSTODIAN IS NOT A BANK OR OTHER STATE OR FEDERAL REGULATED FINANCIAL INSTITUTION IN THE BUSINESS OF ACCEPTING DEPOSITS.

EXCEPT TO THE EXTENT OTHERWISE NOTIFIED TO YOU BY THE CUSTODIAN, NO ASSETS CONVEYED TO THE CUSTODIAN WILL BE INSURED BY THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC).

THE CUSTODIAN HAS NO FIDUCIARY DUTY, RESPONSIBILITY, OR LIABILITY TO ANY PERSON THAT DEPOSITS ASSETS WITH IT.

THE CUSTODIAN MAY HOLD SECURITIES, DIGITAL ASSETS, AND U.S. DOLLARS.

HOLDING DIGITAL ASSETS CARRIES WITH IT UNIQUE RISKS, INCLUDING (BUT NOT LIMITED TO): (A) DIGITAL ASSETS MAY NOT BE REPLACED IF LOST OR STOLEN; (B) THE MARKET FOR DIGITAL ASSETS IS EXTREMELY VOLATILE AND YOUR DIGITAL ASSETS MAY LOSE VALUE OR YOU MAY NOT BE ABLE TO FIND A MARKET TO RESELL YOUR DIGITAL ASSETS; (C) THE REGULATORY REGIME FOR DIGITAL ASSETS IS VERY UNSETTLED AND CHANGES IN LAW MAY ADVERSELY AFFECT THE VALUE OF YOUR DIGITAL ASSETS OR YOUR RIGHTS AS AN OWNER OF DIGITAL ASSETS; AND (D) DIGITAL ASSETS CAN BE LOST OR STOLEN THROUGH FAILURE OF ELECTRONIC SYSTEMS AND THEFT THROUGH DIGITAL PIRACY.

FURTHER, CONTRIBUTING DIGITAL ASSETS TO THE CUSTODIAN INCLUDE THE FOLLOWING RISKS:

- WHILE DIGITAL ASSETS CAN BE INSURED, THE CUSTODIAN MAKES NO ASSURANCE THAT IT WILL ENSURE ANY DIGITAL ASSETS CUSTODIED WITH IT OR THAT SUCH INSURANCE WOULD BE SUFFICIENT TO COVER ANY LOSS SUFFERED BY IT.
- DIGITAL ASSETS CUSTODIED WITH THE CUSTODIAN WILL BE HELD IN CUSTODY IN FUNGIBLE BAILMENT UNDER THE LAWS OF THE STATE OF WYOMING. WHILE DIGITAL ASSETS WILL BE SEGREGATED FROM THE DIGITAL ASSETS OF THE CUSTODIAN, THEY WILL NOT BE SEGREGATED FROM THE FUNGIBLE DIGITAL ASSETS THE CUSTODIAN HOLDS FOR OTHER CUSTOMERS.
- YOU AND YOUR LEGAL COUNSEL SHOULD SATISFY YOURSELVES THAT YOU UNDERSTAND YOUR RIGHTS, AND THE LIMITATIONS TO IT, FOR HAVING DIGITAL ASSETS IN CUSTODY IN FUNGIBLE BAILMENT UNDER WYOMING LAW.

Client Full Legal Name:	

This Custody Agreement ("**Agreement**") contains the terms and conditions that govern the services provided by Brassica Trust Company LLC, a Wyoming limited liability company ("**Brassica**" or "**Custodian**") and is entered into by and between Brassica and Client named above and is effective as of the Client's date of signature below ("**Effective Date**"). Custodian and Client are sometimes referred to herein individually as a "**Party**" and together as the ("**Parties**"). The Parties agree as follows:

Section 1.   Definitions

For purposes of this Agreement and any exhibit or schedule hereto, the following terms will have the meanings ascribed to them below:

"**Account(s)**" means one or more custody accounts, controlled, and secured by the Custodian on behalf of the Client in accordance with this Agreement, to store certain Securities, Eligible Assets, and Cash.

"**Affiliated Agent**" means any affiliate of the Custodian.

"**Airdrop**" means a distribution of a new Digital Asset resulting from the ownership or control of a separate Digital Asset, smart contract, wallet addresses and/or Digital Assets. For the purposes of Section 8, an "**Applicable Airdrop**" is an Airdrop for which the distribution of new Digital Assets can be definitively calculated according to its distribution method, such as a pro-rata distribution based on the amount of the relevant Digital Assets held at a specified time; a "**Non-Applicable Airdrop**" is an Airdrop for which the distribution of new Digital Assets cannot be definitively calculated on the basis of identifiable Digital Assets, smart contract rights, wallet addresses, and/or Digital Assets ownership or control, such as a random distribution.

"**Assets**" means Securities, Eligible Assets, and Cash that have been delivered to the Custodian to be credited to one or more Accounts established and maintained by the Custodian on behalf of the Client, in each case until such Assets are withdrawn (or cease to be Eligible Assets, as applicable) pursuant to this Agreement.

"**Authenticated Instruction**" means an Instruction that has been confirmed as originating from an Authorized Person through a video conference call, an email, an online transaction, the use of a mobile phone application or hardware security module, the transfer of a SIT, or other method of authentication in accordance with procedures specified by the Custodian from time to time as required to be used in connection with the services hereunder.

"**Authorized Agent**" means any Person designated by the Client to act on behalf of the Client and identified on the Firm Authorized User Form(s).

"**Authorized Person**" means the Persons identified on the Firm Authorized User Form(s) completed by the Client or the Authorized Agent.

"**Blockchain Address**" means a public address on a blockchain in which a record of Eligible Assets can be held (including, without limitation, a bitcoin address for the asset commonly known as bitcoin).

"**Business Day**" means any day on which the Federal Reserve Bank of Kansas City is open for business.

"**Cash**" means U.S. dollars.

"**Credit Request(s)**" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to remove or receive certain Assets to its Account.

"**Cut-Off Time**" means a time specified by the Custodian from time to time on Business Days when the Custodian is open for business in the ordinary course.

"**Debit Request(s)**" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to add or receive certain Assets to its Account.

"**Delivery**" (or "**Deliver**" or "**Delivered**") means the transfer of Eligible Assets to one or more blockchain addresses controlled by the receiving party and provided by the receiving party to the sending party for such transfer. Eligible Assets will be considered Delivered to the Custodian after the prevailing number of network confirmations as required by the Custodian from time to time have occurred on the blockchain used for the transaction transferring the Eligible Assets.

"***Digital Asset***" means a digital asset (also called a "cryptocurrency," "virtual currency," "digital currency," or "digital commodity"), such as bitcoin, which is based on the cryptographic protocol of a computer network that may be (i) centralized or decentralized, (ii) closed or open-source, and (iii) used as a medium of exchange and/or store of value and includes a "digital asset" as defined in Wyo. Stat. § 34-29-101(a)(i).

"***Eligible Assets***" means Digital Assets that are supported by the Custodian in its sole discretion. Eligible Assets will also mean any Forked Digital Asset that the Custodian, in its sole discretion, chooses to support pursuant to Section 8.

"***Force Majeure Event***" means any event due directly or indirectly to any cause or condition beyond the reasonable control of the Custodian, such as, but not limited to: changes in the functioning or features of Eligible Assets or the software protocols that govern their operation; sabotage or fraudulent manipulation of the protocols or network that govern Eligible Assets; changes in applicable Law; cybersecurity attacks, hacks or other intrusions; a System Failure; suspension or disruption of trading markets; requisitions; involuntary transfers; failure of utility services; fire; flooding; adverse weather or events of nature; explosions; acts of God, pandemics, epidemics, civil commotion, strikes or industrial action of any kind; riots, insurrection, terrorist acts; war (whether declared or undeclared); or acts of government or government agencies (U.S. or foreign).

"***Fork***" means a change due to the actions of third parties to the source code of a Digital Asset to use block validation or consensus rules that differ from those defined in the source code version for the Digital Asset specified in Section 2.2.

"***Forked Digital Asset***" means the resulting branches of a Digital Asset that has undergone a Fork.

"***Governmental Authority***" means any governmental body at the supranational, national, state, county, province, city, municipal, local or any other level, any agency, authority, instrumentality, regulatory body, quasi-regulatory authority, administrative tribunal, central bank, public office, court, arbitration or mediation panel, or other entity or subdivision exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, securities exchange or self-regulatory organization, in each case in any jurisdiction.

"***Ineligibility Determination***" has the meaning set forth in Section 2.5.

"***Instructions***" mean communications, including entitlement orders, received by the Custodian through an on-line communication system, by e-mail, or other method or system, as specified by the Custodian from time to time as available for use in connection with the services hereunder.

"***Law***" means each of the following, including any updates thereto throughout the Term, to the extent applicable: any and all supranational, national, state, provincial or local laws, treaties, rules, regulations, regulatory guidance, directives, policies, orders or determinations of (or agreements with), and mandatory written direction from (or agreements with), any Governmental Authority or other regulatory authority, including export laws, sanctions regulations, and all federal and state statutes or regulations relating to banking, stored value, money transmission, unclaimed property, payment processing, telecommunications, unfair or deceptive trade practices or acts, anti-corruption, trade compliance, anti-money laundering, terrorist financing, "know your customer," securities, commodities, derivatives, other financial products or services, privacy or data security.

"***Person***" means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, proprietorship, governmental body or other entity, association, or organization of any nature. Any reference herein to any Person will be construed to include such Person's successors and assigns.

"***Platform Provider***" means the third-party hosted application that electronically refers the Client to the Custodian for access to the services hereunder.

"***Proper Instructions***" means: (a) With respect to Debit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) that is confirmed by an Authenticated Instruction from at least one additional Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (b) With respect to Credit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (c) With respect to sale or purchase orders of any Asset, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) through the user interface specified by the Custodian to submit sale or purchase orders for Assets; (d) With respect to requests not involving the transfer of any Assets, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); and (e) With respect to Securities Debit Requests, the transfer of a SIT as further defined and conditioned in the applicable sections of this Agreement.

"**Securities**" means, without limitation, common stock and other equity securities, bonds, debentures and other debt securities, notes mortgages or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

"**System Failure**" means a failure of any computer hardware or software used by the Custodian or a service provider to the Custodian, or any telecommunications lines or devices used by the Custodian or a service provider to the Custodian.

"**Taxes**" means all federal, state, local, foreign, and other taxes, government fees or the like, including, without limitation, income taxes, estimated taxes, alternative minimum taxes, franchise taxes, capital stock taxes, sales taxes, use taxes, ad valorem, or value-added taxes, employment and payroll-related taxes, withholding taxes, and transfer taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest thereon, and fines and penalties imposed in connection therewith.

"*Trade Order*" means a sale or purchase order in the form of Proper Instructions.

Section 2.   Appointment of Custodian and Accounts

2.1   Appointment of Custodian. Client hereby appoints Custodian to perform the services specified hereunder pursuant to the terms and conditions set out herein, and Custodian hereby accepts such appointment pursuant to the terms and conditions set out herein. The Custodian is a Wyoming-chartered public trust company and will be agent or principal with respect to any actions taken by the Custodian with respect to the purchase and sale services pursuant to Section 4 of this Agreement, subject to Section 12.4(g).

2.2   Establishment of Accounts. The Client authorizes, approves, and directs the Custodian to establish and maintain on its books, in the name of the Client, pursuant to the terms of this Agreement one or more Accounts. The establishment of the Accounts in the name of the Client will be subject to successful completion of the Custodian's screening procedures, as determined by the Custodian in its sole discretion.

2.3   Treatment of Assets

(a)   Cash held for the Client in Account(s) may be held by the Custodian in an omnibus, non-interest bearing cash account, along with the Cash of other customers of the Custodian. The Custodian may hold Cash in an Account subject to and in accordance with applicable local Law, rules, or practices. The Client hereby acknowledges and agrees that the Custodian will have no right, interest, or title to any Cash that the Client elects to store with the Custodian, and that any such Cash will not be an asset on the balance sheet of the Custodian. In addition, the Client hereby acknowledges and agrees that the Custodian may hold any Cash received by it from or on behalf of the Client in one or more omnibus bank accounts, at depository institutions or in money market accounts, in each case at the Custodian's sole discretion. Each omnibus account constitutes a banking relationship between the Custodian and a depository institution and does not constitute a custodial relationship between the Custodian and such depository institution and does not create or represent any relationship between the Client and any such depository institution. In addition, any money market account will be in the name of the Custodian and will be maintained separately and apart from the Custodian's business, operating, and reserve accounts. Any such money market account will constitute an investment account between the Custodian and the asset management firm of such money market account and will not create or represent any relationship between Client and any asset management firm.

(b)   The Parties agree that all Digital Assets credited to the Account(s) will be treated as being held in custody under a fungible bailment pursuant to Wyo. Stat. § 34-29-104(d)(i). Client will retain ownership and title in all Digital Assets put in custody with the Custodian.

(c)   The source code version for each Eligible Asset held in the Account(s) is available at https://www.brassicatrust.com/eligible-assets ("**Eligible Asset Page**").

(d)   The Parties acknowledge and agree that each Asset held in the Account(s) is treated as required under applicable Law. The Parties acknowledge and agree that all Assets held in custody by the Custodian, and all transactions related to the Assets, will be in the State of Wyoming.

2.4   Omnibus Wallet for Digital Assets

(a)   Client hereby elects, pursuant to Wyo. Stat. § 34-29-104(d)(i), the Custodian to hold Digital Assets in the held in the Account in custody in an omnibus wallet structure, in fungible bailment with the Digital Assets of other customers of the Custodian (an "**Omnibus Wallet**"). The Client agrees that the Eligible Assets that are transferred by the Client to the Custodian or acquired by the Client through Trade Orders (collectively, the "**Client Digital Assets**") will be held in fungible bailment with those Digital Assets of other clients of the Custodian that are based on the same cryptographic protocol or consensus rules of a computer network that are also held in the Omnibus Wallet by the Custodian on behalf of such other clients. The Client acknowledges that the redelivery rights of the Client in respect of the Client Digital Assets are not necessarily for the same Digital Assets as the Client Digital Assets (or addresses or accounts or unspent transaction outputs that are associated with the Client Digital Asset), but rather will be in respect of an equal quantity of Digital Assets that are based on the same cryptographic protocol or consensus rules of a computer network as the Client Digital Asset.

(b) The Custodian will manage private keys associated with Client Digital Assets on behalf of the Client, subject to the terms of this Agreement.

(c) A portion of the Digital Assets held for clients in the Omnibus Wallet may be held within an offline storage system used by the Custodian in connection with the storage or maintenance of the Digital Assets at the Custodian's discretion.

2.5 **Acceptance and Holding of Assets**

(a) The Custodian will determine in its sole discretion whether to accept Digital Assets of any kind for custody in the Account(s). Digital Assets that are accepted for custody in the Account(s) will be deemed Eligible Assets. If the Custodian determines in its sole discretion that, due to legal, regulatory, operational, security or reputational risk, a Client Digital Asset currently held in custody is no longer an Eligible Asset ("***Ineligibility Determination***"), the Custodian will (i) deliver the Client written notice of such Ineligibility Determination, (ii) provide no other services with respect to any such Client Digital Asset, except for Digital Asset Debit Requests and the services described in this Section 2, following such Ineligibility Determination, and (iii) within 60 Business Days, or if that is not commercially reasonable, as soon as practicable, of the delivery of the Ineligibility Determination, Deliver Digital Assets that are of the same type as the Client Digital Assets (as set forth in Section 2.4(a) in the amount of the Client Digital Assets subject to the Ineligibility Determination.

(b) All Assets held hereunder may be registered in the name of Custodian, any entity authorized to hold Assets pursuant to this Agreement or any nominee of the Custodian or any such authorized entity.

2.6 **Designation and Segregation of Assets**. The Custodian will segregate on its books and records all Client Digital Assets from the proprietary property of the Custodian; provided that the Custodian may maintain in the Omnibus Wallet an amount of proprietary Digital Assets that are used for operational or other purposes. The ownership and custody of all of the Client's Assets, including the Client Digital Assets, will be recorded in the Custodian's books and records as required under applicable Law.

2.7 **Classification of the Digital Assets in any Account**. Any and all Digital Assets in the Account(s) will be treated as "financial assets" under Wyo. Stat. § 34.1-8-102, Uniform Commercial Code, (***UCC Article 8***). The Custodian is a "securities intermediary" as used in UCC Article 8 with respect to Digital Assets, and the Account relating thereto is a "securities account" as used in UCC Article 8. As stated in UCC Article 8, "the characterization of a person, business, or transaction for purposes of this [UCC Article 8] does not determine the characterization of the person, business, or transaction for purposes of any other law, regulation, or rule," and does not define the status of the Custodian, nor any account, service, and/or Digital Asset under any legal framework, including the United States Commodity Exchange Act, and any federal, state, or foreign securities law or regulation. The status of an Account pursuant to UCC Article 8 permits certain rights, control, and the perfection of securities interested in such Account and the Digital Assets relating to and held in the Account.

2.8 **Nature Account(s) holding Digital Assets**. The Client agrees that (a) each Account holding Digital Assets is a special account over which the Custodian has a bailment, and (b) any Digital Asset deposited by the Client with the Custodian will be done so for the purpose of creating a bailment in such special account.

Section 3. **Transfers of Assets**

3.1 **Transfers of Digital Assets**

(a) **Digital Asset Credits**. Subject to the terms of this Agreement, the Client may transfer Eligible Assets from itself, an external provider or other third parties to the Account(s). In advance of any such transfer, the Client will send the Custodian a Digital Asset Credit Request. The Custodian is not obligated to credit any Digital Assets to the Account before the Custodian actually receives such Digital Assets by final settlement.

(i) Upon receiving a Digital Asset Credit Request and verifying that such Digital Assets constitute Eligible Assets, and that such request complies with Section 5.2, the Custodian will generate and deliver to the Client a recipient address and complete any Delivery to the Account within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after receipt of the Client's Digital Assets at the recipient address specified by the Custodian to the Client (or at an address previously specified by the Custodian to the Client and not subsequently identified to the Client as invalid), subject to successful completion of the Custodian's screening procedures. The Custodian will monitor associated nodes, as determined to be necessary by the Custodian in its sole discretion, for incoming transactions. The Custodian will advise the Client of Eligible Assets availability after Eligible Assets have been Delivered to the Account.

(b) **Digital Asset Debits**. Subject to the terms of this Agreement, the Client may Deliver Eligible Assets from the Account by sending the Custodian a Digital Asset Debit Request.

(i) Upon receiving the Digital Asset Debit Request and verifying that such request complies with Section 5.B, the Custodian will initiate the transfer and broadcast the Digital Asset Debit Requests to the blockchain supporting the relevant Eligible Asset within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after the Custodian receives such Digital Asset Debit Request, subject to successful completion of the Custodian's screening procedures. The Custodian reserves the right to take additional time beyond the period set forth on the Eligible Asset Page if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with the Custodian's documented protocols, which may change from time to time at the sole discretion of the Custodian.

(ii) Within two Business Days of receiving a Digital Asset Debit Request, the Custodian will provide the Client with a confirmation of a pending debit transaction within two Business Days of receiving the Digital Asset Debit Request.

(ii) If the Custodian receives a Digital Asset Debit Request that would result in the transfer of Eligible Assets from the Account exceeding the credit to the Account for that Eligible Asset, the Custodian may, in its sole and absolute discretion, reject such Instructions.

(c) **Risk in Relation to Eligible Asset Transactions**. The Client will bear the sole risk and expense associated with transferring or in respect of Eligible Assets (except to the extent otherwise specifically provided in this Agreement), including with respect to Custodian's delays or inability to achieve final settlement as required by this Agreement. The Client acknowledges and agrees that certain blockchain protocol requirements applicable to the Delivery of a Digital Asset, and Digital Assets generally, that may cause the transfer not be deemed settled and completed until such time as: (a) the applicable transaction data has been recorded in an initial block and a certain number of subsequent blocks have been added to the applicable blockchain such that each block added after that initial block results in one confirmation, (b) the applicable transaction has met a different confirmation protocol method requirements applicable to a specific Digital Asset or Digital Asset network; and/or (c) as agreed to by the Parties and confirmed in writing, the transaction has met a different confirmation or protocol requirement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Delivery of a Digital Asset will only be deemed settled and completed if the relevant transaction(s), including all required confirmation(s), is included in the current longest chain, or current valid chain, of the applicable blockchain.

3.2 **Transfers of Cash**

(a) **Cash Credits**. Subject to the terms of this Agreement, the Client may transfer Cash into the Client's Account from a third-party bank account or a third party by sending the Custodian a Cash Credit Request.

(i) Upon receiving the Cash Credit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer to the Account within two Business Days after receipt of the Cash Credit Request. If a Cash Credit Request is received after the Cut-off-Time, such transfer will be completed within two Business Days of the following Business Day.

(ii) The Custodian will not accept, for the benefit of Client, Cash credits from third parties. Cash credits will only be accepted from banks that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the related Account. This prohibition may be modified by mutual written agreement of Client and the Custodian in order to accommodate Client's receipt of Cash credits from its subscribers and may be subject to additional terms, conditions, and fees.

(b) **Cash Debits**. Subject to the terms of this Agreement, the Client may transfer Cash from the Account to an account at a third-party bank established and maintained in the name of the Client or in the name of a third party by sending the Custodian a Cash Debit Request.

(i) Upon receiving the Cash Debit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer from the Account within two Business Days after receipt of the Cash Debit Request. If a Cash Debit Request is received after the Cut-off Time, such transfer will be completed within two Business Days of the following Business Day.

(ii) Such transfer may only be effected via wire transfer or ACH.

(iii) Cash debits are only permitted to bank accounts that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the recipient's account.

3.3 **Transfers of Securities**

(a) **Securities Credits**. Subject to the terms of this Agreement, the Client may transfer Securities from itself, an external provider, or other third parties to the Account. Prior to any such transfer, the Client will send the Custodian a Securities Credit Request. The

Custodian is not obligated to credit any securities to the Account before the Custodian actually receives such Securities by final settlement.

(i)   Upon receiving a Securities Credit Request and verifying the transferred securities and that such request complies with Section 5.2, the Custodian will provide the Client with settlement instructions, including specific account details and delivery instructions. The Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

(ii)   The Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b)   **Securities Debits**. Subject to the terms of this Agreement, the Client may initiate the transfer of Securities from the Account by sending the Custodian a Securities Debit Request.

(i)   Upon receiving the Securities Debit Request and verifying the request complies with Section 5, the Custodian will provide the Client with settlement instructions for the requested transfer. The Client will follow the provided instructions to initiate the transfer from the Account.

(ii)   The Custodian will provide the Client with a confirmation of the pending debit transaction.

(iii)   If a Securities Debit Request would result in the transfer of Securities exceeding the available balance in the Account, the Custodian may reject such instructions at its sole discretion.

(iv)   If the Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("*Security Instruction Token(s)*" or "*SIT(s)*"), and the Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, the Client acknowledges and agrees that the Custodian will recognize such transfer as a Proper Instruction by the Client to the Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

(c)   **Risk in Relation to Securities Transactions**. The Client will bear the sole risk and expense associated with the transfer of Securities, including any delays or inability to achieve final settlement as required by this Agreement. The Custodian will follow established industry practices and relevant regulations to facilitate the timely settlement of securities transactions. However, the Custodian will not be liable for any delays or failures in settlement arising from circumstances beyond its reasonable control or that are attributable to the actions or omissions of third parties involved in the settlement process. The Client acknowledges that the settlement of Securities may involve intermediary entities, such as clearinghouses, depositories, or transfer agents, and that the Custodian's role is limited to the custody and transfer of the Securities as instructed by the Client.

3.4   Request for Additional Information. The Client will promptly provide to the Custodian any additional information requested regarding the source or ownership of the Assets subject to a Credit Request or the recipient of Assets subject to a Debit Request.

3.5   Transfer Fees. Transfers of Assets to and from any and all Accounts are subject to the fees in the Fee Schedule.

3.6   Transaction Limits. The Custodian may, for risk management or other reasons, impose limits on the number or size, or both, of transactions processed for the Client under this Section 3.

Section 4.   Purchase and Sale of Assets

4.1   Role of Custodian. The Custodian may purchase any Eligible Assets from the Client or sell any such Eligible Assets to the Client upon receipt of a Trade Order.

4.2   At the Direction of the Client. At the direction of the Client, the Custodian may: (a) exchange Securities for other Securities and/or Cash or Eligible Assets in connection with any conversion privilege, reorganization, redemption in bind, consolidation, tender offer or exchange offer, or any exercise or subscription, purchase or other similar rights represented by Securities, Cash and/or Eligible Assets; and/or (b) exercise voting or similar rights attributable to Securities, Cash and/or Digital Assets in the Accounts.

4.3   Execution and Order Fulfillment. The Custodian may execute and fulfill the Client's Trade Orders. The Custodian's execution and settlement of Trade Orders is subject to available liquidity and market conditions generally. The Custodian reserves the right to cancel or reject any Trade Order, in whole or in part, for any reason.

4.4   Settlement Services. The Custodian may offer settlement services (the "***Settlement Services***") that facilitate the settlement of transactions of Digital Assets, Securities, or Cash between Client and Client's trade counterparty that also has an Account with Custodian (a "***Settlement Partner***"). Client acknowledges that the Settlement Service, if offered, is an application programming interface (***API***) product complemented by a web user interface (***UI***). If offered, Client may utilize the Settlement Services by way of a number of options, including settlement of one-sided requests with counterparty affirmation; one-sided requests with instant settlement; and two-sided requests with reconciliation. The Client understands that the Digital Assets available for use within the Settlement Services may not include all of Client's Digital Assets under custody. Settlement transactions are subject to all applicable Laws and the rules and regulations of all federal, state and self-regulatory agencies.

Section 5.   Instructions

5.1   Authorized Persons and Authorized Agents. Subject to approval by the Custodian, an Authorized Person is authorized to act on behalf of the Client in the performance of those acts or duties specified for each such person from time to time in the Firm Authorized User Form(s). The Client, or Authorized Agent acting on behalf of the Client, may, from time to time, add to or remove names from the list of Authorized Persons maintained by the Custodian, or change the authorizations granted to any Authorized Person, by delivery of a new or revised Firm Authorized User Form to the Custodian. If at any time there are no Authorized Persons designated by the Client or the Authorized Agent, the president/chief executive officer and chief financial officer of the Client will be deemed Authorized Persons hereunder.

5.2   Custodian Reliance on Instructions. The Custodian may act upon and rely upon any Proper Instruction received from, or believed in good faith by the Custodian to be received from, an Authorized Person, that have been validated in accordance with procedures the Custodian may put in place from time to time, unless or until the Custodian has (a) received written notice of any change thereto from the Client and (b) had a reasonable time to note and implement such change.

5.2   Validation of Instructions. Validation procedures used by the Custodian are designed only to verify the source of the Instruction and not to detect errors in the content of that Instruction or to prevent duplicate Instructions.

5.3   Rejection of Instruction. The Custodian may reject or decide, in its sole and absolute discretion, not to act on any Instruction to transfer Assets (a) based on the Custodian's applicable policies and procedures, including the results of the Custodian's transaction monitoring and screening procedures, (b) where it reasonably doubts such Instruction's contents, authorization, origination or compliance with the Custodian's policies and procedures, (c) where it reasonably believes that acting on the Instruction could: (i) require it to register or qualify as a regulated entity, (ii) violate or facilitate the violation of any Law, or (iii) subject the Custodian to any financial or other liability, and, in each case, the Custodian covenants to promptly notify the Client of its decision in such instance if permitted to do so by Law, or (iv) in order to give effect to transaction limits imposed in accordance with Section 3.6. In the event the Custodian will receive conflicting Instructions from the Client or any Authorized Person, the Custodian will be entitled, at its option, to refrain from taking action until such conflicting Instructions are reconciled to its reasonable satisfaction.

5.4   Platform Provider Instructions. Unless otherwise directed by the Client, the Client expressly acknowledges and agrees that the Platform Provider may act as an Authorized Agent to act on behalf of the Client even if not expressly listed on the Firm Authorized User Form(s). Any Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider shall be deemed as Proper Instructions. If the Client restricts the Platform Provider's authority to act as an Authorized Agent, certain functions performed on behalf of the Client by the Platform Provider will be limited.

5.5   Responsibility for and Limitations on Instructions.

(a)   The Client is responsible for any Instructions given to the Custodian or on which the Custodian is entitled to rely hereunder, whether or not properly authorized by the Client. The Custodian will have no duty or responsibility to inquire into, make recommendations, or determine the suitability of any Instructions or transactions affecting the Account(s).

(b)   The Client agrees that the Custodian will have no obligation to act in accordance with purported Instructions to the extent that they conflict with applicable Law.

(c)   The Custodian will not be liable for any loss resulting from a delay while it obtains clarification of any Instructions.

(d)   The Client agrees that the Custodian is not responsible for any errors made by or on behalf of the Client, any errors resulting, directly or indirectly, from fraud or the duplication of any Instruction by or on behalf of the Client, or any losses resulting from the malfunctioning of any devices used by the Client or loss or compromise of credentials used by the Client to deliver Instructions.

5.6   Acknowledgment of Risk. The Client expressly acknowledges and agrees that the use of electronic communication systems to convey Instructions does not eliminate the risk of error and fraudulent activities or security and privacy issues.

5.7   English. Instructions are to be given in the English language only.

5.8   Cut-Off Times. The Custodian may act on Instructions only within Cut-Off Times.

Section 6.   Performance by the Custodian

6.1   Custodial Duties Requiring Instructions. The Custodian will carry out any of the following actions only upon receipt of specific Proper Instructions, delivered in accordance with Section 5, authorizing and requesting same:

(a)   Receive or deliver any Assets, except as otherwise specifically provided for in this Agreement; and

(b)   Carry out any action affecting Assets or the Account(s), other than those specified in Section 6.2 below; provided, however, that each instance will be subject to the prior approval and agreement of the Custodian; provided further, that all Instructions regarding Forked Digital Assets or Airdrops are subject to Section 8 of this Agreement.

6.2   Non-Discretionary Custodial Duties. Absent a contrary Proper Instruction, the Custodian will be permitted, and is hereby authorized and directed by Client to, and may authorize subcustodians or depositories to, carry out any of the following actions without any further Proper Instructions or approval by or on behalf of Client:

(a)   In the Client's name or on its behalf, sign any affidavits, certificates of ownership and other certificates and documents relating to Assets which may be required (i) to obtain any Assets, or (ii) by any tax or regulatory authority having jurisdiction over the Assets or the Account(s);

(b)   Notify the Client of notices, circulars, reports and announcements that require discretionary action, in each case, which the Custodian has received in the course of acting in the capacity of custodian of any Assets held on the Client's behalf; and

(c)   Attend to all non-discretionary matters in connection with anything provided in this Section 6.2 or any Instruction.

6.3   Use of Third Parties. The Custodian may perform any of its duties or obligations under this Agreement through depositories, subcustodians, subcontractors, or agents (including its affiliates), whenever and on such terms and conditions as it deems necessary or advisable to perform such duties or obligations or liabilities. The Custodian will act in good faith and use reasonable care in the selection and continued appointment of unaffiliated depositories, subcustodians, subcontractors, or agents.

6.4   Reporting. The Custodian will provide to Client quarterly account statements identifying the Assets in the Account(s) on a quarterly basis and setting forth all transactions in the Account(s) during such quarter. Upon written request from the Authorized Agent, the Custodian will also provide copies of quarterly account statements to the Authorized Agent.

6.5   Independent Verification. If the Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, as amended, the Custodian will, upon written request, provide the Client with authorized independent public accountant confirmation of or access to information sufficient to confirm that (i) the Client's Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) the Client's Assets are held either in a separate account under the Client's name or in accounts under the Client's name as agent or trustee for the Client's clients.

6.6   Security. The Custodian may take such steps that it determines, in its sole discretion, may be necessary or advisable to inspect and protect the security of the Assets, the Accounts, and the Omnibus Wallet or to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet, including cancelling, interrupting, terminating or suspending any or all of the Custodian's services and operations hereunder and the Client's access to the Custodian's services and operations, to any Assets or to the Accounts. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet.

7.   Taxation

7.1   Client's Tax Obligations. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Accounts, and transactions, and the Client will timely pay all such Taxes and will file all returns, reports, and disclosures required by applicable Law.

7.2   Tax Information. Upon execution of this Agreement, as well as upon request of the Custodian, the Client will promptly provide the Custodian with all forms, certifications, documentation, representations and warranties and any other information as the Custodian may request ("***Account Tax Documentation***"), including a duly completed and executed W-9 or W-8 (both available at www.irs.gov), as applicable, as to the Client's and/or the Client's underlying beneficial owners' tax status and/or residence. The Client warrants that, when given, such Account Tax Documentation is true, complete, and correct. If any such Account Tax Documentation becomes inaccurate, incorrect, or obsolete, the Client will notify the Custodian immediately and promptly provide updated Account Tax Documentation. The Client understands that the Custodian may disclose any information with respect to Client Assets, Accounts and transactions required or requested by any applicable taxing authority or other governmental entity.

7.3   Payments; Indemnity. Custodian is authorized to deduct and/or withhold Taxes, including Taxes arising as a result of the Client's failure to provide Account Tax Documentation pursuant to Section 7.2 above, from Client's Assets, Accounts, or other property of the Client and remit such amounts to the relevant taxing authority. If any Taxes become payable with respect to any prior payment made to the Client by the Custodian, the Custodian may withhold any cash or other property of the Client held or received with respect to Client's Assets, Accounts, or other property in satisfaction of such prior Taxes. The Client will remain liable for any Tax deficiency. If Taxes are required to be deducted or withheld from any payments made by the Client to Custodian, the Client will pay such additional amounts as are necessary so that Custodian receives a net amount equal to the amount Custodian would have received absent such withholding or deduction. Without limiting Section 14 hereof, the Client will indemnify and hold the Custodian harmless from and against any and all liabilities, penalties, interest or additions to tax with respect to, or resulting from, any delay in, or failure by, the Custodian to pay, withhold or report any Taxes imposed on Client's Assets, Accounts, cash or other property.

8.   Digital Asset Forks and Airdrops

8.1   Acknowledgment of Forks. Client acknowledges that the underlying software protocols governing the Client Digital Assets may be subject to sudden Forks, and that such Forks may have a material effect on the value, function, character, or name of the Client Digital Assets held in the Client's Account.

8.2   Responsibilities as to Forks and Airdrops. The Custodian is not responsible for supporting any Fork or Airdrop. The Custodian is not liable for any loss in value of the Client Digital Assets held by the Custodian on the Client's behalf as a result of any Fork or otherwise. It is the responsibility of the Client to make itself aware of anticipated or upcoming block validation, consensus or operating rules for, or operational or systemic changes in, a Client Digital Asset, and the Client must carefully consider publicly available information as well as information provided by the Custodian, if any, in determining whether to continue to use an account with the Custodian in connection with a Forked Digital Asset. Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from a Fork or Custodian's determination to support or not support any Forked Digital Asset. The Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from an Airdrop or Custodian's determination to support or not support any Digital Assets resulting from an Applicable Airdrop or Non-Applicable Airdrop.

8.3   Rights of Custodian in Event of Fork or Airdrop.

(a)   Suspension of Services. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice, to temporarily suspend its services under Sections 2, 3, and 4 of this Agreement.

(b)   Support of Airdrops or Forked Digital Assets. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice to Client, to determine not to support any particular Forked Digital Asset or Digital Asset resulting from an Airdrop.

8.4   Notification. The Custodian and the Client will have the following notice requirements pertaining to Forked Digital Assets in the following circumstances:

(a)   If the Custodian chooses not to continue to support the original source code version specified in Section 2.3, the Custodian chooses to implement a corresponding Forked Digital Asset instead, and the original source code version specified in Section 2.3 continues to exist, then the Custodian will notify the Client within five Business Days and upon receipt of such notice, Client is deemed to consent to the new source code version unless the Client objects within five Business Days.

(b)   If the Custodian chooses to support both the original source code version specified in Section 2.3 and a corresponding Forked Digital Asset, then the Custodian will make reasonable efforts to notify the Client within five Business Days. If the original source code version specified in Section 2.3 ceases to exist or, in the sole judgment of the Custodian, is no longer reasonably expected to continue to exist, then the Custodian will make reasonable efforts to notify the Client within five Business Days.

(c)   The Custodian may meet the notice requirements of this Section 8.4 by providing notice on the Custodian's website and media regularly used by the Custodian.

Section 9.   Value and Supply of Digital Assets; Issuance

9.1   Value Fluctuation. The Client acknowledges and agrees that the value of Digital Assets and any unsupported Forked Digital Asset can fluctuate substantially, which may result in a significant or total loss of the value of the Digital Assets held by Custodian on the Client's behalf or any unsupported Forked Digital Asset. The Client acknowledges and agrees that Custodian will not be liable for any loss in value of any Digital Assets or unsupported Forked Digital Asset at any time.

9.2   Supply of Digital Assets. The supply of Digital Assets available to Custodian to provide to the Client through trade orders and the ability of Custodian to deliver Digital Assets depends on third party providers that are outside of Custodian's control. The Custodian does not own or control any of the protocols that are used in connection with Digital Assets and their related networks, including those resulting from a Fork. Accordingly, Custodian disclaims all liability relating to such protocols and any change in the value of any Digital Assets (whether Forked Digital Assets or not) and makes no guarantees regarding the security, functionality, or availability of such protocols or networks. The Client accepts all risks associated with the use of the services to conduct transactions, including, but not limited to, risks in connection with the failure of hardware, software and internet connections.

9.3   Insurance. The Client accepts that Digital Assets, Securities, and other non-Cash Assets are not subject to the protections or insurance provided by the Federal Deposit Insurance Corporation (FDIC) or any federal or state regulatory agency. The Client acknowledges that the Custodian is not an insured depository institution and that all banking services are provided by the Custodian's banking partners, including State Bank, Member FDIC. The Cash in the account at State Bank is insured by the FDIC, which insures the Client's contributions to its Accounts up to $250,000, based upon current deposit insurance rules. In addition, although Custodian may maintain insurance for its own benefit in connection with its business, this insurance, if maintained, is solely for the benefit of the Custodian and does not guarantee or insure the Client in any way.

Section 10.   Acknowledgment of Digital Asset Risks

10.1   General Risks. Client understands and acknowledges that investing in, buying, selling, and holding Digital Assets presents a variety of risks that are not presented by investing in, buying, selling, and holding products in other, more traditional asset classes. These risks include, but are not limited to, the following:

(a)   Digital Assets are not legal tender, operate without central authority or banks, and are not backed by any government.

(b)   Digital Assets are a new technological innovation with a limited history and are a highly speculative asset class, and as such, have in the past experienced, and are likely in the future to continue to experience, high volatility, including periods of extreme volatility.

(c)   Digital Assets could become subject to Forks and various types of cyberattacks.

(d)   Trading platforms on which Digital Assets are traded, including exchanges and liquidity providers that may be used by the Custodian to fill Trade Orders, may stop operating or shut down due to bankruptcy, fraud, technical problems, hackers or malware, and these trading platforms may be more susceptible to bankruptcy, fraud and security breaches than established, regulated exchanges for other products.

(e)   The decentralized, open-source protocol of the peer-to-peer computer network supporting a Digital Asset could be affected by internet disruptions, fraud or cybersecurity attacks, and such network may not be adequately maintained and protected by its participants.

(f)   Regulatory actions or policies may limit the ability to exchange a Digital Asset or utilize it for payments, and federal, state or foreign governments may restrict the use and exchange of Digital Assets.

(g)   It may be or in the future become illegal to acquire, own, sell, or use a Digital Asset in one or more countries, and the regulation of Digital Assets within and outside of the United States is still developing.

(h)   A Digital Asset could decline in popularity, acceptance, or use, thereby impairing its price and liquidity.

(i)   The Custodian offers custody for Digital Assets in fungible bailment in an Omnibus Wallet maintained by the Custodian. Therefore, the Custodian will segregate the Digital Assets of its clients from the Digital Assets of the Custodian but will not segregate the Digital Assets of its clients when those Digital Assets are fungible with each other. In the event of loss, all the owners of Digital Assets which are fungible with each other will bear any loss on a pro rata basis.

10.2   Acknowledgement. The risks described in this Section 10 are just some of the risks presented by investing in, buying and selling Digital Assets, and the Client acknowledges and agrees that the Client is solely responsible for understanding and accepting the risks involved in investing in, buying, and selling Digital Assets, acknowledges that, subject to the other provisions of this Agreement, the Custodian has no control or influence over such risks, and acknowledges that the Custodian will not be liable for any loss in value of Digital Assets that occurs in connection, directly or indirectly, with these risks.

Section 11.   **Representations and Warranties**

11.1   **Mutual Representations and Warranties**. Each Party hereto represents and warrants to the other Party, as of the date this Agreement, that:

(a)   If Client is an entity, it is duly organized and in good standing in its jurisdiction of formation;

(b)   It has the requisite power and authority to execute this Agreement and to perform its obligations hereunder;

(c)   It has taken all necessary action to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(d)   This Agreement, when executed and delivered, will be its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws;

(e)   Any consent, authorization or Instruction required in connection with its execution and performance of this Agreement has been provided by any relevant third party;

(f)   Any act reasonably required by any relevant governmental or other authority to be done in connection with its execution and performance of this Agreement has been or will be done (and will be renewed if necessary); and

(g)   Neither the execution nor performance of this Agreement by such Party will materially breach any applicable Law, contract or other requirement to which such Party is bound.

11.2   **Client Representations and Warranties**. In addition to the general representations set forth in Section 11.1 hereof, the Client also represents, warrants and covenants to the Custodian that:

(a)   Its primary address (or principal place of business if Client is an entity) as provided to the Custodian is true, and it will notify the Custodian before changing its address or principal place of business to another jurisdiction;

(b)   It has the requisite power and authority to deposit the Assets in the Account(s);

(c)   Any factual information heretofore or contemporaneously furnished by or on behalf of the Client in writing to the Custodian for purposes of or in connection with the services contemplated by this Agreement is true and accurate in all material respects on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information not misleading in any material respect at such time; provided that, with respect to forecasts or projections, the Client represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time;

(d)   There is no claim pending, or to the Client's knowledge, threatened, and no encumbrance or other lien, in each case, that may adversely affect any delivery of Assets made in accordance with this Agreement;

(e)   It has not relied on any oral or written representation or warranty made by the Custodian or any other person on the Custodian's behalf, other than those explicitly set forth in Section 11.1 thereof;

(f)   It owns the Assets in the Account(s) free and clear of all liens, claims, security interests and encumbrances (except those granted herein) and it has all rights, title and interest in and to the Assets in the Account(s) as necessary for the Custodian to perform its obligations under this Agreement;

(g)   It acknowledges that Digital Assets are new forms of assets, that the law regarding their ownership, custody and transfer is developing and uncertain, and that custody of such assets poses certain risks that are not present in the case of more traditional asset classes, including the risks of fraud and theft; and it understands that it will bear such risks and the potential loss or diminution in value of Digital Assets due to (i) changes or developments in the Law or conditions under existing Law in which its rights in and to such Digital Assets are not adequately protected, (ii) changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks, (iii) an Ineligibility Determination, or (iv) fraud and theft;

(h)   It is not, and no transferor or transferee of Assets pursuant to any Credit Request or Debit Request is: (i) the target of any economic, financial or trade sanctions or embargoes, export controls or other restrictive measures imposed by the United States of America (including those administered by the United States Department of the Treasury's Office of Foreign Assets Control), the European Union, any member state of the European Union, the United Kingdom or the United Nations (the "***Sanctions***"), or (ii) located, organized or resident in a country or territory with which dealings are broadly restricted or prohibited by any Sanctions (any such country, territory, entity or individual described in this clause (h), a "***Sanctioned Party***");

(i) The Client does not know or have any reason to suspect that (i) any part of the Assets are or will be derived from, held for the benefit of, or related in any way to transactions with or on behalf of, any Sanctioned Party, and (ii) any Sanctioned Party has or will have any legal or beneficial interest in the Client or any of the Assets;

(j) The Client does not know or have any reason to suspect that (i) any part of the Assets was derived from unlawful activities, or (ii) any part of the Assets or proceeds of the Assets will be used to finance any unlawful activities;

(k) If the Client is a non-U.S. banking institution (a "***Non-U.S. Bank***") or is holding its security entitlement to the Assets credited to the Account(s) directly or indirectly on behalf of or for the benefit of a Non-U.S. Bank, such Non-U.S. Bank (i) maintains a place of business at a fixed address, other than solely a post office box or an electronic address, in a country where the Non-U.S. Bank is authorized to conduct banking activities; (ii) at such location, employs one or more individuals on a full-time basis; (iii) maintains operating records related to its banking activities; (iv) is subject to inspection by the banking authority that licensed the Non-U.S. Bank; and (v) does not provide banking services to any other Non-U.S. Bank that does not have a physical presence in any country and that is not a registered affiliate of such Non-U.S. Bank;

(l) If the Client is an entity holding its security entitlement to the Assets credited to the Account(s) on behalf of third parties, (i) the Client is in compliance in all material respects with Sanctions and, as applicable to the Client, the U.S. Bank Secrecy Act, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, the Anti-Money Laundering Act of 2020, as amended, or any similar U.S. federal, state or foreign law or regulation, (ii) the Client has anti-money laundering policies and procedures in place reasonably designed to verify the identity of its customers and investors and their sources of funds, and (iii) the Client has established the identities of and conducted thorough due diligence with respect to all of its customers or investors who beneficially own or will beneficially own, directly or indirectly, any of the Assets;

(m) It acknowledges that the Custodian may, with or without prior notice to the Client, "freeze: the Client's Accounts, or any other Assets of the Client in the Custodian's possession or control, including, but not limited to, prohibiting transfers, declining any Credit Request or Debit Request and/or segregating Assets or property, if the Custodian determines, suspects, or is advised that such actions are necessary or advisable to comply with any applicable anti-money laundering, OFAC or other laws or regulations in any relevant jurisdiction. The Client acknowledges that the Custodian may be required to report transactions that raise suspicions of money laundering or OFAC violations and to disclose the identity of the Client and any related parties to appropriate government authorities;

(n) It does conduct and intends to continue to conduct its business in material compliance with all applicable Laws, and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; without limiting the generality of the foregoing, it will not use the services provided by Custodian hereunder in any manner that is, or would result in, a violation of any applicable Law;

(o) It is aware of and familiar with, and has been fully informed of, the risks associated with giving Proper Instructions, and is willing to accept such risks, and it will (and will cause each Authorized Person to) safeguard and treat with extreme care any devices or credentials related to Proper Instructions, understands that there may be alternative methods of giving or delivering the same than the methods selected by the Custodian, agrees that the security procedures (if any) to be followed in connection therewith provide a commercially reasonable degree of protection in light of its particular needs and circumstances, and acknowledges and agrees that a deposit or withdrawal request may conclusively be presumed by the Custodian to have been given by Authorized Person(s) duly authorized to do so, and may be acted upon as given;

(p) It understands that withdrawal requests for Digital Assets will not be processed on a real-time basis and may take days to execute;

(q) In respect of Digital Assets, the custodial services are available only in connection with those Digital Assets that the Custodian supports. The Digital Assets that the Custodian supports may change from time to time in the Custodian's sole discretion. Prior to initiating a deposit of Digital Assets to the Custodian, Client will confirm that the Custodian offers custodial services for that specific Digital Asset. The list of supported Digital Assets is available on the Eligible Asset Page. By initiating a deposit of Digital Assets to an Account, the Client attests that the Client has confirmed that the Digital Asset being transferred is supported by the Custodian. Under no circumstances should the Client attempt to use the custodial services to deposit or store any Digital Assets that are not supported by the Custodian. Depositing or attempting to deposit Digital Assets that are not supported by the Custodian will result in such Digital Asset being unretrievable by either the Client or the Custodian. The Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the custodial services for Digital Assets that the Custodian does not support. The Custodian may from time to time determine types of Digital Assets that will be supported or cease to be supported by the custodial services. The Custodian will provide the Client with not less than 30 days' prior written notice before ceasing to support a Digital Asset, unless the Custodian is required to cease such support sooner to comply with applicable Law (in which event the Custodian will provide as much notice as is practicable under the circumstances); and

(r) the aggregate interest in any class of shares of the Client held by benefit plan investors (as such term is interpreted under The Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), will not at any time equal or exceed twenty-five percent of the outstanding shares of such class and (b) the Client will not permit the assets of the Client to be deemed assets of an employee benefit plan that is subject to ERISA.

11.3   Custodian Representations and Warranties. The Custodian represents to the Client that the Custodian is a Wyoming-chartered public trust company pursuant to Wyo. Stat. § 13-5-501 et. seq. and is authorized to engage in all activities described in Wyo. Stat. § 13-5-510.

Section 12.   Section Scope of Custodian's Responsibilities; Limitations

12.1   Standard of Care. The Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, the Custodian will not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of fraud, willful default or gross negligence on the part of the Custodian. The Custodian will not be responsible for the title, validity, or genuineness of any Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

12.2   No Investment Advice. Custodian does not provide investment, tax, or legal advice, nor does Custodian broker transactions on Client's behalf. Client acknowledges that Custodian has not provided any advice or guidance or made any recommendations to Client with regard to the suitability or value of any Digital Assets, and that Custodian has no liability regarding any selection of a Digital Asset that is held by Client. All transactions are executed based on Client's Instructions, and Client is solely responsible for determining whether any investment, investment strategy, or related transaction involving Digital Assets is appropriate for Client based on Client's personal investment objectives, financial circumstances, and risk tolerance. Client should consult its investment, tax, or legal professional regarding Client's specific situation.

12.3   Limitations on Losses

(a) In no event will the Custodian be responsible or liable for any loss, claim or damage suffered by the Client, except to the extent of a final, non-appealable judicial determination that such loss, claim or damage directly resulted from the gross negligence, willful misconduct, or fraud of the Custodian. In the event of such final, non-appealable judicial determination, the liability of the Custodian will not exceed the lesser of: (a) the replacement cost of any Assets, and (b) the market value of the Assets (as determined by the Custodian) to which such loss or damage relates at the time the Client reasonably should have been aware of such gross negligence, willful misconduct, or fraud. In the event of any loss sustained by the Client for which the Custodian is finally adjudicated, after exhaustion of all potential appeals, that it is liable hereunder, the liability of the Custodian will be reduced to the extent that the Client's own negligence contributed to such loss.

(b) The Custodian will not be liable for any loss caused, directly or indirectly, by (a) the failure of the Client to adhere to the Custodian's policies and procedures that have been disclosed to the Client, (b) a Force Majeure Event or (c) any action taken pursuant to Section 6.5.

(c) Under no circumstances will the Custodian be liable to the Client for (a) acting in accordance with or conclusively relying upon any Instruction that it believes in good faith to have been authorized by the Client or any Person acting on behalf of the Client, or (b) any indirect, consequential, incidental, special or punitive loss or damage, even if the Custodian has been advised of or otherwise might have anticipated the possibility of such loss or damage.

(d) The Custodian will not be responsible or liable to the Client for any loss caused, directly or indirectly, by (a) any failure or delay to act by any service provider to the Custodian or (b) any System Failure (other than a System Failure caused by the gross negligence, misconduct or fraud of the Custodian or the Custodian's affiliates), that prevents the Custodian from fulfilling its obligations under this Agreement.

12.4   Limitations on the Custodian's Responsibility

(a)   General. The Custodian will only be responsible for the performance of those duties as are expressly set forth herein, including acting in accordance with any Proper Instructions given in accordance with this Agreement. The Custodian will have no implied duties or other obligations whatsoever. The Custodian will not be subject to, nor required to comply with, any other agreement to which the Client is a party.

(b)   No Liability for Third Parties. The Custodian, provided that the Custodian will have acted in good faith and used reasonable care in the selection and continued appointment of the third party and subject to clause iii below, is not responsible or liable for the acts, omissions, defaults, insolvency, negligence, gross negligence, misconduct or fraud of any third party selected by the Custodian to perform any of its duties or obligations under this Agreement, including any agent, depository, subcontractor or subcustodian. In addition, in no event will the Custodian be responsible or liable for the acts, omissions, default, insolvency, negligence, gross negligence, misconduct or fraud of any other third party that is not an Affiliated Agent, including any exchange, liquidity provider, counterparty, or third-party vendor.

(c) **Sole Obligations of the Custodian**. The Client understands and agrees that notwithstanding any delegation by the Custodian of any of its obligations and duties to an Affiliated Agent, no such agreement with any Affiliated Agent will discharge the Custodian from its obligations hereunder, and the rights of the Client with respect to the Custodian extend only to the Custodian and do not extend to any Affiliated Agent of the Custodian. The Client will have no direct or indirect rights or causes of action against any Affiliated Agent, nor will any Affiliated Agent have any responsibility or liability to any Client of the Custodian.

(d) **Performance Subject to Laws**. The Client understands and agrees that the Custodian's performance of this Agreement may be subject to relevant Laws and any rules, operating procedures, practices, and protocols related to the Assets, all of which may be subject to change. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable due to change in any Law, including any Law related to the Assets.

(e) **Preventing Performance**. The Custodian will not be responsible for any failure to perform any of its obligations if such performance is prevented, hindered, or delayed by a Force Majeure Event, by changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks or after an Ineligibility Determination. In such a case, the Custodian's obligations will be suspended for so long as the Force Majeure Event continues or any change in the Custodian's policies or procedures or Ineligibility Determination remains in effect.

(f) **Validity of Assets**. The Custodian does not warrant or guarantee the form, authenticity, value, or validity of any Asset received by the Custodian.

(g) **No Fiduciary Duties**. The Custodian has no fiduciary duty, responsibility, or liability to the Client in any respect, including with respect to the Digital Assets or Cash held in the Account(s) under this Agreement (irrespective of whether an affiliate of the Custodian has provided other services or is currently providing other services to the Client on other matters).

(h) **Forwarded Information; Contents of Documents**. The Custodian is not responsible for the form, accuracy, or content of any notice, circular, report, announcement or other material provided under Section 6.2(a) of this Agreement not prepared by the Custodian and the Custodian will not be required to make any investigation into the facts or matters stated in any certificate, report, or other document.

(i) **Reliance on Counsel**. The Custodian may consult with legal counsel(s) of its own choosing as to any matter relating to this Agreement, and the Custodian will not incur any liability with respect to anything done or omitted by it in accordance with any advice from such counsel.

(j) **Security of Assets**. The Custodian will not be liable to the Client for any loss resulting from actions taken by the Custodian to inspect, protect or improve the security of the Client's Assets pursuant to Section 6.5.

(k) **Conflicting Claims**. In the event of any dispute or conflicting claims by any person or persons with respect to the Assets, the Custodian will be entitled to refuse to act until either (a) such dispute or conflicting claim will have been finally determined by a court of competent jurisdiction or settled by agreement between conflicting parties, and the Custodian will have received written evidence satisfactory to it of such determination or agreement or (b) the Custodian will have received an indemnity, security or both, satisfactory to it and sufficient to hold it harmless from and against any and all loss, liability and expense that the Custodian may incur as a result of its actions.

(l) **Legal and Regulatory Compliance**. The Custodian will have no obligation to review, monitor or otherwise ensure compliance by the Client or the Authorized Agent with (a) any Law applicable to the Client or the Authorized Agent or (b) any term or condition of any agreement between the Client and any third party, including the Authorized Agent.

(m) **Reliance on Written Items**. The Custodian may rely on and will be protected in acting or refraining from acting upon any written notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document furnished to it in accordance with this Agreement, not only as to its due execution and validity, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine and signed or presented by an Authorized Person. The Custodian will be entitled to presume the genuineness and due authority of any signature appearing thereon. The Custodian will not be bound to make any independent investigation into the facts or matters stated in any such notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document.

Section 13.   Client Obligations

13.1   Payment. The Client agrees to pay all fees, expenses, charges, and obligations incurred from time to time for any services pursuant to this Agreement as determined in accordance with the terms of the Fee Schedule to be attached hereto, together with any other amounts payable to the Custodian under the Agreement. The Fee Schedule may be changed from time to time by the Custodian upon prior written notice to the Client or the Authorized Agent. The Client authorizes the Authorized Agent to agree to any changes to the Fee Schedule on behalf of the Client without notifying or obtaining prior consent from the Client, and the Client agrees to be bound by any fees or charges agreed to by the Authorized Agent. Unless otherwise agreed, all fees and expenses paid to the Custodian will be paid in U.S. Dollars.

13.2   Provision of Identifying Information. The Client hereby acknowledges that the Custodian is subject to various laws including those requiring verification of the identities of customers, pursuant to which the Custodian will obtain, verify, and record information that allows the Custodian to identify each Client. Accordingly, prior to entering into this Agreement, the Custodian will ask the Client to provide certain information including, but not limited to, the Client's name, physical address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity, such as organizational documents, certificate of good standing, license to do business or other pertinent identifying information. The Custodian may obtain and verify comparable information for any Authorized Person. The Client will provide the Custodian with documentation to allow for obtaining and verifying the beneficial owners and control persons of customers that are legal entities. The Client acknowledges that the Custodian cannot provide services under this Agreement until the Custodian verifies the identity of the Client (and, if applicable, Authorized Agents, Authorized Persons and/or beneficial owners) in accordance with its customer identification and verification procedures. The Client's Accounts may be restricted or closed if the Custodian cannot obtain and verify this information. The Custodian will not be responsible for any losses or damages (including, but not limited to, lost opportunities) that may result if a Client's Account is restricted or closed.

13.3   Provision of Asset Ownership Information. The Client will promptly provide the Custodian with such additional information and documentation (including, as applicable, by executing additional documentation) as the Custodian may request to confirm ownership of Assets, for the Custodian to comply with its policies and procedures, and to enable the Custodian to perform its duties and obligations under this Agreement.

13.4   Sanctioned Person Notification. The Client will promptly notify the Custodian if (a) the Client is or becomes a Sanctioned Person, (b) the Client is or becomes located, organized, or resident in, or begins to conduct business in or with a country or territory with which dealings are broadly restricted or prohibited by any Sanctions, or (c) the Client becomes aware that the Client or any Asset, or any transaction involving an Asset, is or becomes the target of any Sanctions or investigation (including the reasonable details thereof).

13.5   Permission for Liens and Security Interests. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior consent. The Custodian will not unreasonably withhold such consent and reserves the right to charge the Client extra fees to compensate the Custodian for its extra recordkeeping and administrative costs related to such right or claim.

13.6   Instructions. In giving any Instructions which purport to be Proper Instructions under this Agreement, the Client will act, and will cause the Authorized Agent to act, in accordance with the provisions of any and all constitutional documents of the Client, any and all documents governing the Assets and any related Laws.

13.7   Responsibility for Account Security. The Client, its Authorized Agents, and its Authorized Persons are responsible for creating a strong password and maintaining adequate security and control of any and all IDs, passwords, hints, personal identification numbers, or any other codes that the Client and any Authorized Agents or Authorized Person uses to access the services provided by the Custodian under this Agreement. Any loss or compromise of the foregoing information and/or the Client's personal information may result in unauthorized access to the Accounts by third parties and the loss or theft of any Assets held in the Accounts and any associated accounts. The Client is responsible for keeping the Client's contact information, including email address and telephone number, up to date in order to receive any notices or alerts that the Custodian may send to the Client. The Custodian assumes no responsibility for any loss that the Client may sustain due to compromise of account login credentials not due to fault of the Custodian, or due to any failure by the Client, any Authorized Agent or to follow or act on any notices or alerts that the Custodian may send to the Client, an Authorized Agent, or an Authorized Person.

13.8   Legal Consultation. At any time, the Custodian may request Instructions from any Authorized Person or Authorized Agent (or Person that the Custodian believes in good faith to be an Authorized Person or Authorized Agent), and may consult with its own legal counsel or outside legal counsel for the Client, at the expense of the Client, with respect to any matter arising in connection with the services to be performed by the Custodian under this Agreement. The Client agrees to pay all fees, expenses, charges, and obligations incurred by the Custodian in connection with such Instructions or consultations.

Section 14.   Indemnity

14.1   Indemnity to the Custodian. The Client agrees to indemnify, defend and hold harmless the Custodian, its parent companies, subsidiaries and affiliates, and its and their directors, officers, agents and employees, against any and all claims, costs, causes of action, losses, liabilities, lawsuits, demands and damages, fines, penalties and expenses, including without limitation, any and all court costs and reasonable attorney's fees, in any way related to or arising out of or in connection with this Agreement or any action taken or not taken pursuant hereto, except to the extent that the Custodian would be liable under Section 12.3 hereunder. The foregoing indemnifications will survive any termination of this Agreement.

14.2   Client's Direct Liability. The disclosure by the Client to the Custodian that the Client has entered into this Agreement as the agent or representative of another person will not relieve the Client of any of its obligations under this Agreement, including those described in Section 14.1 above.

Section 15.   Client Final Distribution of Assets

The Client agrees that the Assets will be finally distributed, transferred, and delivered to the Client only upon the Client's indefeasible payment in full of any and all amounts due and owing to the Custodian hereunder.

Section 16.   Remedies Upon Nonpayment

If the Client, upon demand, fails to pay the Custodian any required amount in respect of any Asset subject to this Agreement, the Custodian may, without notice to the Client (except as required by law) and at any time appropriate, sell such Asset and/or exercise in respect of each such Asset any and all the rights and remedies of a secured party on default under applicable Law.

Section 17.   Section Lien and Set Off

17.1   Lien. In addition to all rights and remedies available to the Custodian under applicable Law, the Custodian will have, and the Client hereby grants, a continuing lien on and valid and perfected first-priority security interest in all Assets until the satisfaction of all liabilities of the Client to the Custodian arising under this Agreement, including without limitation liabilities in respect of any fees and expenses or credit exposures in relation to the Accounts incurred in the performance of services under this Agreement. Custodian will have all the remedies of a secured party under the Uniform Commercial Code as in effect in the State of Wyoming. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior written consent.

17.2   Set-off. Without limiting any other rights and remedies of the Custodian under this Agreement or applicable Law, to the extent permitted by applicable Law, the Custodian may, with prior notice to the Client, set off any payment obligation owed to the Custodian by the Client against any payment obligations owed by the Custodian to the Client, regardless of the place of payment, delivery and/or currency of any obligation (and for such purposes may make any necessary conversions of currencies or Digital Assets). If any obligation is unliquidated or unascertained, the Custodian may set off an amount estimated by the Custodian in good faith to be the amount of that obligation.

Section 18.   Records

The Client will examine each statement sent by the Custodian and notify the Custodian in writing within five Business Days of the date of such statement of: (a) any discrepancy between Instructions given by the Client and the position shown on the statement, and (b) any other errors known to the Client. Absent such timely notification, the Custodian's liability for any loss or damage in regard to such discrepancy will not accrue beyond such five Business Day period.

Section 19.   Confidential Information

19.1   Confidentiality and Use of Information. Each of the Custodian and the Client agrees that it will maintain any confidential and proprietary information disclosed to it by the other Party hereto, including the fees set forth in the Fee Schedule hereto ("*Confidential Information*"), in a confidential manner using the same care it uses to protect the confidentiality of its own confidential information, and will not use for its own benefit or otherwise the Confidential Information of the other Party except (a) as expressly authorized by this Agreement and to the extent necessary for performance of this Agreement or (b) upon the prior written consent of the other Party; provided, however, that each of the Custodian and the Client may disclose any such confidential or proprietary information of the other Party to those of its affiliates and its and their officers, directors, employees, agents (including attorneys and financial advisors), and contractors, in each case, who need to know such information for purposes of this Agreement and who are bound by confidentiality obligations consistent with the terms hereof. Notwithstanding the foregoing, Confidential Information will not include information that was (i) publicly available prior to disclosure by such disclosing party; (ii) already in the receiving party's possession and not subject to an obligation of confidentiality; (iii) obtained by the receiving party from a third party without restriction on disclosure; (iv) entirely independently developed by the receiving party without reference to any Confidential Information of the disclosing party; (v) the tax treatment and any facts that may be relevant to the income tax consequences of the transactions contemplated by this Agreement.

19.2   Required Disclosures. If, at any time, the receiving party is required by law or regulation to make any disclosure of any of the Confidential Information, by summons, subpoena, judicial or administrative order or otherwise, the receiving party will (to the extent permissible and practicable under the circumstances) give prompt prior written notice of such requirement to the disclosing party and permit the disclosing party to intervene in any relevant proceedings to protect its interests in the Confidential Information, and provide reasonable cooperation and assistance to the disclosing party in lawful efforts to resist, limit or delay disclosure at the disclosing party's sole expense. Notwithstanding the foregoing, the Custodian may disclose the Client's Confidential Information to the Custodian's regulators without any notice thereof.

19.3   Unauthorized Use. The receiving party will promptly notify the disclosing party in writing of any loss, or use, access or disclosure of Confidential Information of the disclosing party in violation of this Agreement promptly following recipient's discovery and will promptly take measures to minimize the effect and prevent its recurrence. The receiving party will be liable under this Agreement to the disclosing party for any loss, or access, use, or disclosure in violation of this Agreement by itself or its representatives.

Section 20.   Term and Termination

20.1   Term. The term of this Agreement will commence on the Effective Date and terminate when terminated pursuant to this Section 20 (the "***Term***").

20.2   Termination. Custodian may terminate this Agreement in whole or in part, with or without cause, by giving prior written notice to Client. Client may terminate this Agreement in whole or in part, with or without cause, by giving not less than 30 days' prior written notice to Custodian.

20.3   Suspension, Deactivation, and Termination by Custodian. Without prejudice to any accrued rights and remedies under this Agreement, the Custodian may suspend or restrict the Client's access to the Custodian's services and/or deactivate or terminate the Clients Accounts, if, in its sole discretion, it has determined that (a) continuing to provide services under this Agreement would result in violation of any Law; (b) any of the representations or warranties made by the Client under this Agreement cease to be true on a continuing basis; (c) the Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Account(s); (d) the Custodian's service partners, including depositories and subcustodians, are unable to support the Client's use; (e) the Client takes any action that the Custodian deems as circumventing the Custodian's controls, including, but not limited to, abusing promotions which the Custodian may offer from time to time or otherwise making a misrepresentation of the Client's Account(s); (f) the Client breaches the terms of this Agreement; or (g) the Client fails to pay fees for a period of 90 days. If the Custodian suspends or restricts the Client's access to the Custodian's Services and/or deactivates or terminates Client's Account(s) for any reason, the Custodian will provide the Client with notice of the Custodian's actions in writing unless prohibited by Law. The Client acknowledges that the Custodian's decision to take certain actions, including limiting access to, suspending, or closing the Client's Account(s), may be based on confidential criteria that are essential to the Custodian's risk management and security protocols. The Client agrees that the Custodian is under no obligation to disclose the details of its risk management and security procedures to the Client. The Client will be permitted to withdraw Assets associated with the Client's Account(s) for 90 days after deactivation or termination by the Custodian unless such withdrawal is prohibited Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority).

20.4   Effect on Assets. Upon termination of this Agreement and subject to Section 15 hereof, the Custodian will deliver the Client's Assets as instructed by the Client in a Proper Instruction. If by the termination date the Client has not given Proper Instructions to the Custodian regarding where to deliver any Assets, the Custodian will continue to maintain the Accounts until the Client provides such Proper Instructions to effect a free delivery of such Assets, and the Client will be liable to pay monthly storage fees in the amount determined by the Custodian until all Assets are removed. However, the Custodian will provide no other services with respect to any such Assets following termination. Notwithstanding termination of this Agreement or any Proper Instruction, the Custodian may retain sufficient Assets to close out or complete any transaction that was in process prior to such termination or to pay any fees of the Custodian or amounts otherwise outstanding hereunder.

20.5   Surviving Terms. The rights and obligations contained in Sections 7, 11, 14, 15, 16, 17, 19, 20, 21, 22, and 23 of this Agreement will survive the termination of this Agreement.

Section 21.   Limitation of Liability

21.1   Limitation on Direct Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE (I) FOR ANY AMOUNT GREATER THAN THE FEES PAID OR

PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 12-MONTH PERIOD IMMEDIATELY PRECEDING THE INCIDENT GIVING RISE TO SUCH LIABILITY.

21.2   No Consequential or Related Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT WILL THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE CUSTODIAN'S SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

Section 22.   Fees and Payment

22.1   Fees. The Client agrees to pay the Custodian the fees and expenses for the Services performed pursuant to this Agreement as set forth in Appendix I. The Custodian may increase or decrease the fees charged at any time upon 30 days' prior notice. In addition, any services requested by the Client that are in addition to the standard Services provided by the Custodian may result in additional fees being charged to the Client or expenses being passed through to the Client, including printing and mailing charges. All payment obligations under this Agreement are non-cancelable and all payments made are non-refundable.

22.2   Invoicing and Payment Terms. The Client will pay all fees hereunder within 30 days of the date of the applicable invoice issued by the Custodian. In the event the Client disputes any invoiced fees, the Client will provide written notice of the disputed amount within 15 days after the date of such invoice and timely pay any undisputed portion of such invoice. The Parties will cooperate in good faith to resolve any disputed invoice or portion thereof within 15 days of notice of dispute. All amounts payable by the Client under this Agreement will be made without setoff and without any deduction or withholding. The Client will promptly reimburse the Custodian for any cost or expense incurred in connection with any collection efforts undertaken by the Custodian in connection with any past due amount owed under this Agreement. At the Custodian's discretion, past due amounts may accrue a late fee equal to the lesser of 1.5% per month or the maximum amount allowed by applicable law.

22.3   Purchase through Platform Provider. The Client understands and acknowledges that all or a portion of fees and expenses may, at the sole discretion of the Platform Provider, be paid to the Custodian by the Platform Provider and subsequently be passed through to the Client by the Platform Provider. Notwithstanding anything to the contrary, the Client may be required to compensate Platform Provider for the Custodian's services, and among other provisions, certain terms related to fees, payment terms, taxes, term, termination, renewal, and support may be established between Platform Provider and the Client for the purchase of the Custodian's services hereunder.

Section 23.   Governing Law and Venue

This Agreement is solely and exclusively governed, construed, and enforced in accordance with the laws of the State of Wyoming, without giving effect to conflict of law rules or principles that would cause the application of the laws of any other jurisdiction. Both Parties submit to personal jurisdiction in the federal and state courts located in Cheyenne, Wyoming, and further agree that any and all claims and controversies arising out of this Agreement that cannot be amicably resolved by the Parties will be brought solely and exclusively in a court in the State of Wyoming. Each Party hereto waives any objection it may have at any time, to the laying of venue of any actions or proceedings brought in an inconvenient forum and further waives the rights to object that such court does not have jurisdiction over such parties.

Section 24.   Miscellaneous

24.1   Notices.   Any notice or other communication under this Agreement will be in writing and will be effective upon delivery as follows: (a) if to Client, when sent via email to the email address below or otherwise on record with the Custodian; and (b) if to Custodian, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Agreement.

24.2   Confidential Relationship; Privacy Statement and Policy. All information and advice furnished by either party to the other hereunder, including their respective agents and employees, will be treated as confidential and will not be disclosed to third parties except as required by law and as necessary to service the Accounts. Client hereby acknowledges receipt of, and the Custodian agrees to maintain the confidentiality of all Client's related personal information. The then-current Brassica privacy policy, which may be found at https://www.brassicafin.com/legal/privacy, identifies how Brassica collects, uses, and discloses, on a limited basis, your information. This provision will survive termination of this Agreement.

24.3   No Publicity. Client will not make any public statement, including any press release, media release, or blog post which mentions or refers to the Custodian or a partnership between Client and the Custodian, without the prior written consent of the custodian.

24.4   Choice of Trust Company and Referral. The Client acknowledges that they have the choice to select any trust company or financial institution to provide custody services for their Assets. The Client also acknowledges that while they have been referred to Brassica by the Platform, the Client has elected to open an Account with Brassica based on their independent choice, free from pressure or influence.

24.5   Service to Other Clients. It is understood that the Custodian may perform investment services for various clients including related persons of the Custodian. The Client agrees that the Custodian may provide advice and take action with respect to any of its other clients, itself or Affiliates that may compete with or differ from the advice given or the timing or nature of action taken with respect to the Client. It is understood that the Custodian will not have any obligation to purchase or sell, or to recommend for purchase or sale, for the Client any security or other investment which the Custodian, its principals, Affiliates, or employees may purchase or sell for its or their own accounts or for the account of any other client, if in the opinion of the Custodian such transaction or investment appears unsuitable, impractical, immaterial, or undesirable for the Accounts.

24.6   No Third-Party Beneficiaries. This Agreement is not intended to confer any rights or benefits to any third parties, including, but not limited to, the Client's end customers or investors.

24.7   Headings. Titles to Sections of this Agreement are included for convenience of reference only and will be disregarded in construing the language contained in this Agreement.

24.8   Severability. If any provision of this Agreement is or becomes illegal, invalid, or unenforceable under any applicable law, the remaining provisions will remain in full force and effect (as will that provision under any other law).

24.9   Waiver of Rights. No failure or delay of the Client or the Custodian in exercising any right or remedy under this Agreement will constitute a waiver of that right. Any waiver of any right will be limited to the specific instance. The exclusion or omission of any provision or term from this Agreement will not be deemed to be a waiver of any right or remedy the Client or the Custodian may have under applicable law.

24.10   Recordings. The Client and the Custodian consent to telephonic or electronic recordings for security and quality of service purposes and agree that either may produce telephonic or electronic recordings or computer records as evidence in any proceedings brought in connection with this Agreement.

24.11   Assignment. The Custodian may assign this Agreement, delegate its duties hereunder, and transfer the Accounts to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without prior notice to the Client. The Client hereby acknowledges and agrees that the governing law and venue set forth in Section 23 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Custodian assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 23 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Custodian (or such assignee) will provide the Client with a copy of any such modified agreement, which the Client acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Client may not assign or transfer any of its rights or obligations under this Agreement without the Custodian's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

24.12   Contractual Relationship. Nothing contained in this Agreement will constitute the Client and/or the Custodian (and/or any other Person) as members of any partnership, joint venture, association, syndicate, unincorporated business, or similar assignment as a result of or by virtue of the engagement or relationship established by this Agreement. Neither the Client nor the Custodian will hold itself out as an agent, partner or joint venture partner of the other or any of the subsidiaries or companies controlled directly or indirectly by or affiliated with the other.

24.13   Independent Review. Each Party recognizes that this Agreement is legally binding. The Parties acknowledge that they have been advised to seek independent legal, tax, investment, or other professional advice prior to entering into this Agreement and have had ample opportunity to do so. In any interpretation of this Agreement, it shall not be construed against either Party as the drafter. The Client expressly confirms having read and understood this Agreement and is entering into it freely and voluntarily.

24.14   USA PATRIOT Act Notice. The Client hereby acknowledges that Custodian is subject to federal laws, including the Customer Identification Program (CIP) requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which the Custodian must obtain, verify, and record information that allows the Custodian to identify the Client. Accordingly, prior to opening any Accounts hereunder the Custodian will ask the Client to provide certain information including, but not limited to, name, address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information.

24.15   Other Business. Nothing herein will prevent the Custodian or any of its affiliates from engaging in other business, or from entering into any other transaction or financial or other relationship with or receiving fees from or from rendering services of any kind to the Client or any other Person. The Custodian and its affiliates may own and trade Digital Assets and are not prohibited from engaging in other business or activities, including those that might be in direct competition with the Client. The Custodian and its affiliates (or funds or other accounts advised or managed by them) may have investments in, or other commercial arrangements with, counterparties that fill Trade Orders or other service providers to the Custodian. Affiliates of the Custodian (and funds or other accounts advised or managed by them) may themselves utilize the Custodian's trade execution service and submit Trade Orders that could be internally crossed with Trade Orders of the Client.

24.16   Entire Agreement; Amendments. This Agreement, including all exhibits and schedules, constitutes the entire Agreement and understanding between the Parties, and supersedes all previous communications, representations, or agreements, whether written or oral, with respect to the subject matter hereof. In the event this Agreement conflicts with any exhibit, schedule, or terms of use, the terms of this Agreement will control and govern. Except as specified in this Agreement, this Agreement may be modified only by written agreement signed by both Parties.

* * * * *

The Client has caused this Agreement to be executed as of the Effective Date.

CLIENT

Signature:

Name:

Title:

Date:

Email for Notices:

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE TRUST AGREEMENT

THIS OMNIBUS NOMINEE TRUST AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between Brassica Trust Company LLC (the "Nominee") and the undersigned (the "Entitlement Holder").

RECITALS

WHEREAS, the Entitlement Holder has invested and/or intends to invest in exempt securities offerings pursuant to which the Entitlement Holder may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Entitlement Holder;

WHEREAS, the title holder of the Property will be a trust established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Entitlement Holder wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Entitlement Holder and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Entitlement Holder hereby appoints the Nominee to act as nominee for the Entitlement Holder, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Entitlement Holder and acquired by the Nominee for the benefit of Entitlement Holder or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Entitlement Holder, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Entitlement Holder, as provided in this Nominee Agreement or as may be given by the Entitlement Holder from time to time. In the context of investments made on or after the date hereof, the Entitlement Holder hereby directs the Nominee to acquire, on behalf of the Entitlement Holder, any Security that the Entitlement Holder subscribes for directly from the issuer thereof in the name of the Nominee. The Entitlement Holder acknowledges and agrees that it shall pay the aggregate

subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Entitlement Holder in respect of its acquisition of any Security. The Entitlement Holder acknowledges and agrees that the issuer of a Security may have the right to reject the Entitlement Holder's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Entitlement Holder, and the Entitlement Holder waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Entitlement Holder pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Entitlement Holder in respect of any claim or to any person asserting a claim on behalf of or in right of the Entitlement Holder.

2.   Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Entitlement Holder regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Entitlement Holder transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Entitlement Holder.

3.   Revocation. The Entitlement Holder may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Entitlement Holder and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Entitlement Holder or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Entitlement Holder. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Entitlement Holder under and subject to the Entitlement Holder's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Entitlement Holder shall prepare such documents, and the Nominee shall execute such documents in accordance with the Entitlement Holder's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property, except to perform ministerial tasks at the instructions of the Entitlement Holder. The Nominee

acknowledges that the Entitlement Holder is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Entitlement Holder hereby acknowledge and agree that, with respect to the Property, the Entitlement Holder will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of Wyoming. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property, provided however, that the Nominee may vote on matters that relate to the Property in the manner directed by the Entitlement Holder. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Entitlement Holder, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Entitlement Holder.   Pursuant to the written (including electronic form) instructions of the Entitlement Holder, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Entitlement Holder hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Entitlement Holder if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Entitlement Holder, together with an accounting therefor, and will deliver to the Entitlement Holder all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required.   The signature of the Entitlement Holder, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification. The Entitlement Holder will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Entitlement Holder; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Assignment. The Nominee may assign this Agreement, delegate its duties hereunder, and transfer the Property to any of its affiliates or to its successors and assigns, whether

by merger, consolidation, or otherwise, in each case, without notice to the Entitlement Holder. The Entitlement Holder hereby acknowledges and agrees that the governing law and venue set forth in Section 12 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Nominee assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 12 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Entitlement Holder may not assign or transfer any of its rights or obligations under this Agreement without the Nominee's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

10. <u>Binding Effect</u>. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

11. <u>Counterparts</u>. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

12. <u>Governing Law</u>. This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of Wyoming. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of Wyoming.

13. <u>Notices</u>. All notices demands, consents, elections, offers, requests or other communications (collectively, a "<u>notice</u>") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Entitlement Holder, when sent via email to the email address below or otherwise on record for the Entitlement Holder and (b) if to Nominee, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

14. <u>Termination</u>. This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Entitlement Holder with not less than ten days advance written notice and (ii) the Entitlement Holder if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Entitlement Holder or their designee <u>provided</u>, <u>however</u>, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Entitlement Holder have adopted this Nominee Agreement to be effective as of the date first written above.

ENTITLEMENT HOLDER **BRASSICA TRUST COMPANY LLC**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Shareholders Agreement

MYCOACHINGTREE.COM, INC.

<u>SHAREHOLDERS AGREEMENT</u>

This Shareholders Agreement (this "***Agreement***") is made and entered into as of February 15, 2024 (the "***Effective Date***"), by and among MyCoachingTree.com, Inc., a Texas corporation (the "***Company***"), the initial holders of Class A Voting Common Stock of the Company listed on <u>Schedule A</u> hereto (the "***Founders***"), and the investors in the Series A Preferred Stock of the Company listed on <u>Schedule B</u> hereto (the "***Investors***"; and, collectively with the Founders, the "***Shareholders***").

R E C I T A L S:

WHEREAS, the Investors are purchasing shares of Series A Convertible Preferred Stock of the Company (the "***Series A Shares***") pursuant to the Series A Preferred Stock Purchase Agreement of even date herewith (the "***Series A Purchase Agreement***"), as entered into by the Investors and the Company; and

WHEREAS, the Series A Purchase Agreement provides that, as a condition to the Investors' purchase of Series A Shares, the Investors, the Company and the Founders will enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recital and the mutual promises set forth in this Agreement, the Company and the Shareholders hereby agree as follows:

1. VOTING AGREEMENT; SHAREHOLDERS' COVENANTS

1.1 <u>**Shareholder Shares**</u>. Each Shareholder agrees to hold all Series A Shares, shares of Class A Voting Common Stock of the Company, shares of Class B Non-Voting Common Stock of the Company (together the "***Common Stock***") and any and all other securities of the Company legally or beneficially held or acquired by such Shareholder after the date of this Agreement, subject to, and to vote such shares and other securities in accordance with, the provisions of this Agreement.

1.2 <u>**Board of Directors; Committees**</u>.

(a) <u>Number and Composition</u>. From and after the date of this Agreement, each of the Shareholders shall vote all Series A Shares and shares of Common Stock over which such Shareholder has voting control, and shall take all other necessary or desirable actions within his, her, or its control (whether in his, her, or its capacity as a shareholder, director, or officer of the Company or otherwise), including without limitation calling meetings, attending meetings, executing a proxy to vote at any meeting and executing written consents, in order to ensure that the size of the Board of Directors of the Company (the "**Board**") shall be set at three (3), and to cause the election to the Board:

(i) Two representatives designated by the Founders (the "***Founder Directors***"), initially to be Phillip Engle and Dudley William Rutledge; and

(ii) One representative designated by the holders of a majority of the issued and outstanding Series A Shares (the "***Investor Director***"), initially to be Andy Beal.

(b) <u>Vacancies</u>. If any director designated as provided in Section 1.2(a) above for any reason ceases to serve as a member of the Board during his or her term of office, the Shareholders shall cause the resulting vacancy to be filled by a designee as provided above by the respective person or persons entitled to designate such representative.

(c) <u>Specific Enforcement</u>. The Shareholders acknowledge and agree that each party hereto will be irreparably damaged in the event the provisions of this Section 1.2 are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Shareholders shall be entitled to an injunction to prevent breaches of this Section 1.2, and to specific enforcement of this Section 1.2 and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

1.3 **Drag Along Rights**.

(a) <u>Drag Along Sale</u>. If the Board, the holders of a majority of the outstanding Series A Shares and the holders of a majority of the outstanding shares of Class A Voting Common Stock held by the Founders, vote in favor of any (i) consolidation or merger involving the Company, (ii) sale, lease, or transfer of all or substantially all of the assets of the Company, (iii) sale or transfer of all of the capital stock of the Company, or (iv) any other form of corporate reorganization in which outstanding shares of the Company are exchanged for or converted into cash, securities of another corporation or business organization or other property (each, an "***Approved Sale***"), then all Shareholders shall vote in favor of, consent to and raise no objections against the Approved Sale; and if the Approved Sale is structured as (A) a merger, share exchange or consolidation of the Company, or a sale of all or substantially all of the assets of the Company or any other form of corporate reorganization set forth in clause (iv) above, each Shareholder shall vote in favor of the Approved Sale and shall waive any dissenters' rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (B) a sale of all the capital stock of the Company, the Shareholders shall agree to sell all their shares of capital stock of the Company which are the subject of the Approved Sale on the terms and conditions of such Approved Sale. The Shareholders shall take all necessary and desirable actions in connection with the consummation of the Approved Sale, including using their reasonable best efforts to obtain the execution of such agreements and such instruments and other actions reasonably necessary to provide customary representations, warranties, indemnities, escrow and lock-up arrangements relating to such Approved Sale.

(b)   Drag Along Conditions. The obligations of the Shareholders pursuant to this Section 1.3 are subject to the satisfaction of the following conditions with respect to an Approved Sale:

(i)   upon the consummation of the Approved Sale, each Shareholder shall receive the same proportion of the aggregate consideration from such Approved Sale that such holder would have received if such aggregate consideration had been distributed by the Company in complete liquidation in accordance with the Amended and Restated Certificate of Formation of the Company;

(ii)   if any Shareholders of a class or series of shares are given an option as to the form and amount of consideration to be received, all Shareholders of such class or series will be given the same option;

(iii)   no Shareholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Approved Sale (excluding modest expenditures for postage, copies, etc.) and no Shareholder shall be obligated to pay any portion (or shall be entitled to be reimbursed by the Company for that portion paid) that is more than its pro rata share (based upon the amount of consideration received) of reasonable expenses incurred in connection with a consummated Approved Sale, to the extent such costs are incurred for the benefit of all Shareholders, and are not otherwise paid by the Company or the acquiring party (costs incurred by or on behalf of a Shareholder for its sole benefit will not be considered costs of the transaction hereunder), *provided* that a Shareholder's liability for such expenses shall be capped at the total purchase price received by such Shareholder for its shares of capital stock;

(iv)   no Shareholder shall be obligated to give personal guarantees or assume liabilities in excess of the consideration received for such Shareholder's stock in such Approved Sale;

(v)   if some or all of the consideration received in connection with the Approved Sale is other than cash, then the valuation of such assets shall be deemed to have a dollar value equal to the fair market value of such assets as determined in good faith by a majority of the Board, including the Investor Director. The determination of fair market value shall be final and binding on all parties;

(vi)   the only representations, warranties or covenants that a Shareholder or any Affiliate (as defined below) of such Shareholder shall be required to make in connection with an Approved Sale are representations and warranties with respect to its own ownership of the Company's securities to be sold by it and its ability to convey title thereto free and clear of liens, encumbrances or adverse claims and reasonable covenants regarding confidentiality, publicity and similar matters; the liability of a Shareholder and its Affiliates, as applicable, with respect to any representation, warranty or covenant made by the Company in connection with an Approved Sale shall, to the extent not covered by amounts maintained in an escrow account, be several and not joint with any other person and such liability shall be limited to the consideration actually paid to such Shareholder and its Affiliates in connection with such Approved Sale, other than with respect to any representations or warranties made by such Shareholder or its Affiliates with respect to ownership and ability to convey title or any liability for its own fraud or willful misrepresentation;

and no Shareholder shall be liable for the inaccuracy of any representation or warranty by any other person (other than the Company, subject to the foregoing limitations) in connection with an Approved Sale;

(vii)   no Shareholder or any Affiliate thereof shall be required to amend, extend or terminate any contractual or other relationship with the Company, the acquiror or their respective Affiliates, except for any contract or arrangement which by its own terms provides for an extension, modification or termination upon the consummation of an Approved Sale or to make any out-of-pocket expenditure prior to the consummation of an Approved Sale (excluding modest expenditures for postage, copies, and similar items) and the foregoing shall not apply to such indirect costs which are incurred for the benefit of all of the Company's shareholders and are paid by the Company or the acquirer; and

(viii)   except for Shareholders who serve as officers, directors or employees of the Company, no Shareholder shall be required to agree to any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Approved Sale or any of their respective Affiliates.

(c)   Purchaser Representative. If the Company and any of the Shareholders or their representatives enter into any negotiation or transaction for which Rule 506 under the Securities Act (or any similar rule then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), each Shareholder who is not an accredited investor (as such term is defined in Rule 501 under the Securities Act) will, at the request of the Company or such Shareholders, appoint a purchaser representative (as such term is defined in Rule 501 under the Securities Act) reasonably acceptable to the Company or such Shareholders.

Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Section 1.3 are not performed by the parties in accordance with their specific terms or are otherwise breached.

For purposes of this Agreement, an "*Affiliate*" means, with respect to any Shareholder, any other Person (as defined below) who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person; and "*Person*" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.4   **"Market Stand Off" Agreement**. Each Shareholder hereby agrees that such Shareholder will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Series A Shares, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 1.4 shall apply only to the Company's initial public offering, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period, or the transfer of any shares to any trust for the direct or indirect benefit of the Shareholder or the immediate family of the Shareholder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Shareholders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all shareholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of outstanding shares of Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 1.4 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 1.4 or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 1.4 and to impose stop transfer instructions with respect to the Common Stock and such other shares of stock of each Shareholder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

2. INFORMATION RIGHTS.

2.1 **Basic Financial Information**. The Company shall furnish the following reports to each Investor so long as such Investor holds at least 5,000 Series A Shares (a "*Major Holder*"):

(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company (i) an unaudited balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year, and (iii) an unaudited statement of shareholders' equity as of the end of such year, all such financial statements prepared on a consistent basis that fairly and accurately reflect the financial affairs of the Company;

(b) as soon as practicable, but in any event within forty five (45) days after the end of the first, second, and third quarterly accounting periods in each fiscal year of the Company, as applicable, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of shareholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP, consistently applied; and

(c)   within thirty (30) days after its approval by the Board, a budget for the next fiscal year of the Company.

2.2   Additional Information and Rights.

(a)   The Company shall permit each Major Holder to visit and inspect any of the properties of the Company, including its books of account and other records (and make copies of and take extracts from such books of account and other records).

(b)   The provisions of this Section 2 shall not be in limitation of any rights which any Major Holder may have with respect to the books and records of the Company and its subsidiaries, or to inspect their properties or discuss their affairs, finances, and accounts, under the laws of the jurisdictions in which they are incorporated.

(c)   Each Shareholder hereby agrees to hold in confidence and trust and not to misuse or disclose any confidential information provided pursuant to this Section 2. Notwithstanding the foregoing, each Shareholder shall be allowed to disclose any confidential information provided pursuant to this Section 2 to the extent such disclosure is required by law, any court of competent jurisdiction, any governmental official or regulatory body and any other regulatory process to which such Shareholder is subject or the rules or regulations of any applicable stock exchange. Further, each Shareholder's obligation of confidentiality set forth in this Section 2 shall not apply to information which: (i) is publicly available at the time of its disclosure; (ii) becomes publicly available following disclosure (other than as a result of disclosure by a Shareholder contrary to the terms of this Section 2); (iii) was lawfully in the possession of such Shareholder prior to disclosure (as can be demonstrated by such person's written records or other reasonable evidence) from a source free of any restriction as to its use or disclosure prior to its being so disclosed; or (iv) following disclosure, becomes available to such Shareholder from a different source (as can be demonstrated by such person's written records or other reasonable evidence), which source is not bound by any obligation of confidentiality in relation to such information.

(d)   The Company shall not be required to comply with this Section 2 in respect of any Major Holder whom a majority of the Board determines to be a competitor, or an officer, employee, director, or greater than ten percent (10%) shareholder of a competitor, of the Company.

3.   RIGHT OF FIRST OFFER.

3.1   Subsequent Offerings. Subject to applicable securities laws, if the Company proposes to sell and issue equity securities, options therefor or securities convertible or exercisable for equity securities of the Company ("*Company Stock*") after the date of this Agreement, other than shares of Company Stock excluded under Section 3.5 hereof, each Major Holder shall have a right of first offer to purchase up to that portion (the "*Pro Rata Portion*") of such Company Stock which equals the proportion that the Common Stock then held by such Major Holder (including all shares of Common Stock then issuable (directly or indirectly) upon the exercise of any options, warrants or other rights then held by such Major Holder) bears to the total number of shares of Common Stock then outstanding (assuming full exercise of all outstanding options, warrants and other rights).

3.2 __Exercise of Rights.__ If the Company proposes to issue any shares of Company Stock, it shall give each Major Holder written notice of its intention, describing the Company Stock, the price and the terms and conditions upon which the Company proposes to issue the same. Each Major Holder shall have ten (10) days from the giving of such notice to agree to purchase all or any portion of its Pro Rata Portion of the Company Stock for the price and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of Company Stock to be purchased. Notwithstanding the foregoing, the Company shall not be required to offer or sell such Company Stock to any Major Holder who would cause the Company to be in violation of applicable federal securities laws by virtue of such offer or sale or is a Competitor.

3.3 __Issuance of Company Stock to Other Persons.__ The Company shall have ninety (90) days from the date of the notice to the Major Holders pursuant to Section 3.2 above to sell any of the Company Stock other than that which the Major Holders' rights were exercised, at a price and upon general terms and conditions not materially more favorable to the purchasers thereof than specified in the Company's notice to the Major Holders pursuant to Section 3.2 hereof. If the Company has not sold any Company Stock within ninety (90) days of the notice provided pursuant to Section 3.2, or if the Company has not sold all of such Company Stock within one hundred eighty (180) days of the notice provided pursuant to Section 3.2, the Company shall not thereafter issue or sell any Company Stock, without first offering such securities to the Major Holders in the manner provided above.

3.4 __Transfer of Right of First Offer.__ The right of first offer of each Major Holder under this Section 3 may be transferred only to Affiliates of such Major Holder.

3.5 __Excluded Securities.__ The right of first offer established by this Section 3 shall have no application to any of the following equity securities of the Company:

(a) shares of Common Stock and/or options or other Common Stock purchase rights and the Common Stock issued pursuant to such options or other rights issued or to be issued to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to the Company's equity incentive plans approved by the Board, including the Investor Director;

(b) Company Stock issued or issuable pursuant to any rights or agreements, options, warrants or convertible securities outstanding as of the date of this Agreement;

(c) shares of Common Stock issued in connection with any stock split, stock dividend or recapitalization by the Company;

(d) any Company Stock issued by the Company pursuant to a registration statement filed under the Securities Act of 1933, as amended;

(e)   any Company Stock issued to leasing companies, landlords, lenders or others providing goods and services on terms approved by the Board, including the Investor Director; or

(f)   any Company Stock issued to entities in connection with joint ventures, development projects or other strategic transactions, on terms approved by the Board, including the Investor Director.

4.   RIGHT OF FIRST REFUSAL.

(a)   <u>Grant of First Refusal Right to the Company</u>. Subject to the terms of this Section 4, each Shareholder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Series A Shares or shares of Common Stock that such Shareholder may propose to assign, sell, offer to sell, pledge, mortgage, encumber, or dispose of (a "***Proposed Transfer***"; and the shares subject to such Proposed Transfer referred to herein as "***Transfer Stock***").

(b)   <u>Notice</u>. A Shareholder proposing to make a Proposed Transfer must deliver a notice (a "***Proposed Transfer Notice***") to the Company and each other Shareholder not later than forty-five (45) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the prospective transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under Section 4(a), the Company must deliver a notice to the selling Shareholder within fifteen (15) days after delivery of the Proposed Transfer Notice.

(c)   <u>Grant of Secondary Refusal Right to Shareholders</u>. Subject to the terms of this Section 4, each Shareholder hereby unconditionally and irrevocably grants to the other Shareholders a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal. If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer by a Shareholder, the Company must deliver a "***Secondary Notice***" to the selling Shareholder and to each other Shareholder to that effect no later than fifteen (15) days after the selling Shareholder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Shareholder must deliver a notice to the selling Shareholder and the Company within ten (10) days after the delivery of the Secondary Notice as provided in the preceding sentence.

(d)   <u>Undersubscription of Transfer Stock</u>. If options to purchase have been exercised by the Company and the Shareholders with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of 4(c) (the "***Last Notice Period***"), then the Company shall, immediately after the expiration of the Last Notice Period, send written notice (the "***Company Undersubscription Notice***") to those Shareholders who fully exercised their Secondary Refusal Right (the "***Exercising Shareholders***"). Each Exercising Shareholder shall, subject to the provisions of this Section 4(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Shareholder must deliver an Undersubscription Notice to the selling Shareholder and the Company within ten (10) days after the expiration of the Last Notice Period. In the event there are two (2) or more such Exercising Shareholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 4(d) shall be allocated to such Exercising Shareholders pro rata based on the number of shares of Transfer Stock such Exercising Shareholders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Shareholder has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Shareholders, the Company shall immediately notify all of the Exercising Shareholders and the selling Shareholder of that fact.

(e) <u>Consideration; Closing</u>. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board and as set forth in the Company Notice. If the Company or any Shareholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Shareholder may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Shareholders shall take place, and all payments from the Company and the purchasing Shareholders shall have been delivered to the selling Shareholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

(f) <u>Exempted Transfers</u>. Notwithstanding the foregoing or anything to the contrary herein, the Right of First Refusal and Second Right of First Refusal shall not apply (a) in the case of a Shareholder that is an entity, upon a transfer by such Shareholder to its shareholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Founder by the Company at a price no greater than that originally paid by such Founder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board, or (c) in the case of a Shareholder that is a natural person, upon a transfer of Transfer Stock by such Shareholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Shareholder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative approved by the unanimous consent of the Board, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Shareholder, or any such family members; provided that in the case of clause(s) (a) or (c) the Shareholder shall deliver prior written notice to the other Shareholders of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver an Adoption Agreement in the form attached as <u>Exhibit "A"</u> hereto as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Shareholder (but only with respect to the securities so transferred to the transferee).

      (g)   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of this Section 4 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended; or (b) pursuant to an Approved Sale.

5.   **RESTRICTIVE LEGEND**. Each Shareholder understands and agrees that the Company shall cause the legend set forth below, or a legend substantially equivalent to the legend set forth below, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of Series A Shares or shares of Common Stock by such Shareholder:

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING LIMITATIONS AND TRANSFER RESTRICTIONS, AS SET FORTH IN A SHAREHOLDERS AGREEMENT ENTERED INTO BY THE HOLDER OF THESE SHARES, THE CORPORATION, AND CERTAIN OTHER SHAREHOLDERS OF THE CORPORATION. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION AND SHALL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.

The Company agrees that, during the term of this Agreement, it shall not remove, and it shall not permit to be removed (upon registration of transfer, reissuance, or otherwise), the above legends from any such certificate and shall place or cause to be placed such legends on any new certificate issued to represent Company Stock.

6.   **GENERAL PROVISIONS**

    6.1   **Amendments**. Except as otherwise stated herein, any provision of this Agreement may be amended and the observance of such provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Company, (ii) the holders of a majority of the Common Stock held by the Founders, and (iii) the holders of a majority of the issued and outstanding Series A Shares.

    6.2   **Termination of Rights**. This Agreement shall terminate on the earlier of (a) the consummation by the Company of an initial public offering of shares of Common Stock registered under the Securities Act of 1933, as amended; (b) the date on which the Company becomes subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended; (c) upon an acquisition of the Company by another corporation or entity by sale of substantially all of the Company's assets or by sale of capital stock, consolidation, merger, or other reorganization in which the holders of the Company's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, or (d) the effective time of any liquidation, winding up, or dissolution of the Company. Notwithstanding the terms of this Section 6.2, the confidentiality provisions contained within Section 2 shall survive for a period of twelve (12) months following termination of the rights described therein.

6.3 **Successors and Assigns**. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

6.4 **Third Parties**. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement except as expressly provided in this Agreement.

6.5 **Governing Law**. This Agreement shall be governed by and construed exclusively in accordance with the internal laws of the State of Texas as applied to agreements among Texas residents entered into and to be performed entirely within Texas, excluding that body of law relating to conflict of laws.

6.6 **Counterparts**. This Agreement may be executed in two or more counterparts (including, without limitation, facsimile counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

6.7 **Headings**. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits, and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.8 **Notices**. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be delivered personally or by facsimile transmission or by nationally recognized overnight delivery service or by first class certified or registered mail, return receipt requested, postage prepaid or, with respect to the Shareholders, by other means of electronic transmission, including electronic mail:

If to the Company, to:

MyCoachingTree.com, Inc.
13809 Research Blvd Ste 500-90688
Austin, TX 78750
Attention: Phillip Engle, Chief Executive Officer

Email: pengle@mycoachingtree.com

or at such other address or addresses as may have been furnished by giving five (5) days advance written notice to all other parties,

If to any Shareholder, at the latest electronic mail or physical address provided to the Company, or at such electronic mail or physical address or addresses as may be furnished to the Company after the Effective Date by giving five (5) days advance written notice.

Notices provided in accordance with this Section 6.8 shall be deemed delivered upon personal delivery, three (3) business days after deposit in the mail or the date of transmission if sent by electronic mail.

6.9 **Costs and Attorneys' Fees**. If any action, suit, or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit, or other proceeding, including any and all appeals or petitions therefrom.

6.10 **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

6.11 **Entire Agreement**. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties, or obligations between the parties with respect to the subject matter hereof.

6.12 **Further Assurances**. From and after the date of this Agreement, upon the request of the Shareholders or the Company, the Company and the Shareholders shall execute and deliver such instruments, documents, or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

6.13 **Delays or Omissions**. No delay or omission to exercise any right, power, or remedy accruing to any Shareholder, upon any breach or default of the Company under this Agreement shall impair any such right, power, or remedy of such Shareholder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Shareholder of any breach or default under this Agreement or any waiver on the part of any Shareholder of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Shareholder, shall be cumulative and not alternative.

6.14 **Application of Agreement to After-Acquired Company Stock**. All of the provisions of this Agreement shall apply to all of the shares of Company Stock held by any Shareholder, whether issued before, on, or after the Effective Date, and all securities issued as a replacement for the shares or with respect to the shares as a result of any stock splits, stock dividends, recapitalizations, combinations, or similar transactions.

6.15 **Remedies**. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement as of the date and year first written above.

MYCOACHINGTREE.COM, INC.

By: _____
Phillip Engle,
Chief Executive Officer

"Founders"

_____
PHILLIP ENGLE

_____
DUDLEY WILLIAM RUTLEDGE

_____
JASON GUTCHER

IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement as of the date and year first written above.

"Investors'

_____
ANDY BEAL

_____
GARY KOLKHORST

_____
DAN CHURCH

_____
PHIL DUNNE

_____
JOEY MCGUIRE

_____
MATT RHULE

14

<u>Exhibit "A"</u>

<u>Adoption Agreement</u>

This Adoption Agreement ("***Adoption Agreement***") is executed by the undersigned (the "***New Holder***") pursuant to the terms of the Shareholders Agreement dated as of February __, 2024 (the "***Agreement***") by and among MyCoachingTree.com, Inc. (the "***Company***"), and its shareholders. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the New Holder agrees as follows:

1.   <u>Acknowledgement</u>. New Holder acknowledges that New Holder is acquiring certain shares of Series A Preferred Stock and/or Common Stock of the Company (the "***Company Stock***"), subject to the terms and conditions of the Agreement.

2.   <u>Agreement</u>. As partial consideration for such transfer, New Holder (i) agrees that the Company Stock acquired by New Holder shall be bound by and subject to the terms of the Agreement, and (ii) hereby adopts the Agreement with the same force and effect as if New Holder were originally a party to the Agreement.

3.   <u>Notice</u>. Any notice required or permitted by the Agreement shall be given to New Holder at the address listed under New Holder's signature below.

4.   <u>Joinder</u>. The spouse of the undersigned New Holder, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse's best interests and to bind to the terms of the Agreement such spouse's community interest, if any, in the Company Stock.

EXECUTED AND DATED this ____ day of _____, 202___.

NEW HOLDER

By:
Name:
Title:
Address:

Email:
Fax:

Spouse: (if applicable):

Name:

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EXHIBIT F

Form of Joinder Agreement to Shareholders Agreement

JOINDER AGREEMENT

This Joinder Agreement (this "*Joinder*") is executed by Brassica Trust Company LLC, a _____, as custodian (the "*Shareholder*"), with MyCoachingTree.com, Inc., a Texas corporation (the "*Company*"), pursuant to the Company's issuance and sale of shares of its Class B Non-Voting Common Stock in an offering exempt from registration under Regulation Crowdfunding as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "*Class B Offering*"). As a condition to the Class B Offering, the Shareholder, as custodian, has agreed to join the Shareholders Agreement dated as of February 15, 2024 (the "*Shareholders Agreement*"), as entered into among the Company, the holders of Class A Voting Common Stock of the Company listed on Schedule A thereto and the investors in the Series A Preferred Stock of the Company listed on Schedule B thereto.

NOW, THEREFORE, by the execution of this Joinder, the Shareholder, as custodian, agrees as follows:

1.   **Joinder to Shareholders Agreement.** The Shareholder agrees that the shares of Class B Non-Voting Common Stock issued and sold by the Company in the Class B Offering shall be bound by and subject to the terms of the Shareholders Agreement; and the Shareholder hereby agrees, as custodian, to become a party to the Shareholders Agreement as a party that is designated as a "Shareholder" thereunder.

2.   **Notice.** Any notice required or permitted by the Shareholders Agreement shall be given to the Shareholder, as custodian, at the address listed beneath the Shareholder's signature to this Joinder.

EXECUTED as of the date set forth below.

BRASSICA TRUST COMPANY LLC

By: _____
       Whitney White, COO

Address: _____

                _____

Date: _____ __, 2024

ACKNOWLEDGED AND ACCEPTED:

MYCOACHINGTREE.COM, INC.

By:_____
     Phillip Engle,
     Chief Executive Officer

EXHIBIT G

Restated Certificate of Formation





Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

MyCoachingTree.com Inc.
803593484

The undersigned, as Secretary of State of Texas, hereby certifies that a Restated Certificate of Formation for the above named domestic for-profit corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 03/04/2024

Effective: 03/04/2024

Jane Nelson
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Melissa Kerr TID: 10313 Document: 1338912080002

AMENDED AND RESTATED CERTIFICATE OF FORMATION
OF
MYCOACHINGTREE.COM, INC.
(WITH NEW AMENDMENTS)

MyCoachingTree.com, Inc., a corporation formed under the Texas Business Organizations Code (the "*Corporation*"), hereby certifies:

Entity Information

The name of the Corporation is MyCoachingTree.com, Inc. The Corporation is a for-profit corporation that was incorporated on April 15, 2020 under the name "MyCoachingTree.com, Inc." pursuant to the Texas Business Organizations Code. The file number issued to the Corporation by the Secretary of State of the State of Texas is 803593484.

Statement of Approval

Each new amendment to the Certificate of Formation of the Corporation has been made in accordance with the provisions of the Texas Business Organizations Code ("*TBOC*"). The amendments to the Certificate of Formation and the Amended and Restated Certificate of Formation have been approved in the manner required by the TBOC and by the governing documents of the Corporation.

Required Statements

The Amended and Restated Certificate of Formation of the Corporation, which is attached hereto, accurately states the text of the Certificate of Formation of the Corporation being restated and each amendment to the Certificate of Formation being restated that is in effect, and as further amended by the Amended and Restated Certificate of Formation of the Corporation. The attached Amended and Restated Certificate of Formation does not contain any other change in the Certificate of Formation of the Corporation being restated except for the information permitted to be omitted by the provisions of the TBOC applicable to the Corporation.

Effectiveness of Filing

This document becomes effective when the document is filed by the Secretary of State of the State of Texas.

Execution

The undersigned affirms that the person designated as registered agent in the Amended and Restated Certificate of Formation has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the Corporation to execute the filing instrument.

Date: February 15, 2024   **MYCOACHINGTREE.COM, INC.**

By: _____
Phillip Engle,
Chief Executive Officer

Attachment: Amended and Restated Certificate of Formation of MyCoachingTree.com, Inc.

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AMENDED AND RESTATED CERTIFICATE OF FORMATION
OF
MYCOACHINGTREE.COM, INC.

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the corporation is MyCoachingTree.com, Inc. (hereinafter referred to as the "*Corporation*").

Article 2 – Registered Agent and Registered Office

The initial registered agent is an individual resident of the State of Texas whose name is Phillip Engle. The business address of the registered agent and the registered office address is 5800 Linaria Lane, Austin, Texas 78759.

Article 3 – Initial Address and Directors

The initial mailing address of the Corporation is 13809 Research Blvd Ste 500-90688, Austin, TX 78750.

The management of the business and conduct of the affairs of the Corporation shall be vested in its Board of Directors. The names and addresses of the persons who are currently serving as the directors are as follows:

Phillip Engle	Jason Gutcher
13809 Research Blvd Ste 500-90688	13809 Research Blvd Ste 500-
90688Austin, TX 78750	Austin, TX 78750

The number of directors constituting the whole Board of Directors shall be fixed from time to time by, or in the manner provided in, the Bylaws or in an amendment thereof duly adopted by the Board of Directors or by the shareholders of the Corporation.

Article 4 – Authorized Shares

1.   **Classes of Stock.** The Corporation is authorized to issue two classes of capital stock to be designated, respectively, "*Common Stock*" and "*Preferred Stock*." The total number of shares of capital stock that this Corporation is authorized to issue is 8,000,000 shares. 7,000,000 shares shall be Common Stock, with a par value of $0.001 per share, of which 5,000,000 shares shall be designated as Class A Voting Common Stock and 2,000,000 shares shall be designated as Class B Non-Voting Common Stock, and 1,000,000 shares shall be preferred stock, with a par value $0.001 per share, all of which shares shall be designated as "*Series A Convertible Preferred Stock*" (the "*Series A Preferred*"). The Class A Voting Common Stock and Class B Non-Voting Common Stock are collectively referred to in this Amended and Restated Certificate of Formation as the "*Common Stock*".

Upon the filing of this Amended and Restated Certificate of Formation with the Secretary of State of the State of Texas (the "*Charter Filing*"), and without any further action on the part of the Corporation or its stockholders, all shares of the Corporation's Common Stock as authorized for issuance prior to the Charter Filing, and whether issued, outstanding or reserved for issuance, are hereby reconstituted and re-designated as shares of Class A Voting Common Stock as authorized and designated under this Amended and Restated Certificate of Formation.

The Corporation may from time to time in accordance with the laws of the State of Texas increase or decrease the authorized amount of its Class A Voting Common Stock (but not below the number of shares of Class A Voting Common Stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Voting Stock of the Corporation (voting together on an as converted basis) if at any time the number of shares of Class A Voting Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of all shares of the Series A Preferred.

The powers, preferences and relative, participating, optional and other special rights of the classes of the Corporation's capital stock or the holders thereof and the qualifications, limitations and restrictions thereof are as follows:

2. Dividends.

(a) Any dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) declared or paid in any year shall be declared or paid on the Series A Preferred and Common Stock on a *pari passu* basis (with each share of Series A Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(b) Any dividend or distribution that is declared by the Corporation and payable with assets of the Corporation other than cash shall be valued in accordance with the provisions of Subsection 3(d) below.

3. Liquidation Rights.

(a) **Series A Preferred Preference.** Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a "*Liquidation Event*"), before any distribution or payment shall be made to the holders of the Common Stock, each holder of Series A Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $5.80 (the "*Initial Series A Issuance Price*") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series A Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series A Preferred is entitled to receive under this Section 3(a) is hereunder referred to as the "*Series A Stock Preference.*" If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series A Preferred of the Series A Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred then outstanding in proportion to the full Series A Stock Preference to which each such holder is otherwise entitled to receive.

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(b)   **Remaining Assets.** After the payment of the full Series A Stock Preference, the assets of the Corporation legally available for distribution, if any, shall be distributed on a *pari passu* basis to the holders of the Common Stock. The holders of Series A Preferred shall be permitted to convert their shares of Series A Preferred to shares of Class A Voting Common Stock at any time up to or concurrently with the closing of a Liquidation Event.

(c)   **Additional Liquidation Events.** The following events shall each be considered a Liquidation Event under this Section 3 unless otherwise determined by the holders of at least a majority of the then outstanding shares of Series A Preferred:

(i)   any consolidation or merger of the Corporation with or into any other corporation or Person (as defined below), or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger, reorganization, or any similar corporate transaction, own not less than a majority of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any other transaction or series of related transactions to which the Corporation is a party in which in excess of a majority of the Corporation's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation (each, an *"Acquisition"*); or

(ii)   any sale, exclusive license, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation (measured either by book value in accordance with U.S. generally accepted accounting principles consistently applied or by Fair Market Value (as defined below) at the time of the transaction) to a third party in any transaction or series of related transactions (an *"Asset Transfer"*).

(d)   **Valuation of Consideration.** If the consideration received by the Corporation is other than cash in connection with any of the events set forth above, its value will be deemed its fair market value (*"Fair Market Value"*) on the closing date of any such event, as determined in good faith by the Board.

(e)   **Notice of Liquidation Event.** The Corporation shall give each record holder of Series A Preferred written notice of any impending Liquidation Event no later than 20 days prior to the shareholders' meeting called to approve such transaction, or 20 days prior to the closing of such Liquidation Event, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Event. The first of such notices shall describe the material terms and conditions of the impending Liquidation Event (including, without limitation, the amount of proceeds to be paid to each share in connection with the Liquidation Event) and the provisions of this Section 3, and the Corporation shall thereafter give such holders prompt notice of any material changes to the information set forth in such notice. The Liquidation Event shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than 20 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Series A Preferred that are entitled to such notice rights or similar notice rights and that represent a majority of the then outstanding shares of Series A Preferred.

(f) **Effect of Noncompliance.** If the requirements of Section 3(e) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the respective rights, preferences and privileges of the holders of the Series A Preferred shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 3(e) hereof.

4. **Redemption.** No shares of any series of the Series A Preferred shall be entitled to redemption rights.

5. **Conversion.** The holders of Series A Preferred shall have the following conversion rights (the "*Conversion Rights*"):

(a) **Optional Conversion.** Shares of Series A Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A Preferred, by dividing the (A) Initial Series A Issuance Price by (B) the Series A Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Restated Certificate of Formation, the conversion price per share for the Series A Preferred (the "*Series A Conversion Price*") is $5.80; provided, however, that the Series A Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

(b) **Automatic Conversion.** Each share of Series A Preferred shall automatically be converted by the Corporation into shares of Class A Voting Common Stock in the manner provided in Section 5(a) for such series of Series A Preferred using the Series A Conversion Price in effect immediately prior thereto upon the earlier of: (i) the Corporation's sale of Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "*Securities Act*"), resulting in aggregate gross proceeds (after deducting applicable underwriting discounts and commissions and expenses relating to the offering) of at least $25,000,000 (a "*Qualified Public Offering*"), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of the Series A Preferred. The date on which such conversion is required pursuant to this Section 5(b) shall hereinafter be referred to as the "*Mandatory Conversion Date.*"

(c) **Mechanics of Conversion.** Before any holder of Series A Preferred shall be entitled to convert the same into shares of Class A Voting Common Stock pursuant to Section 5(a) above or upon the occurrence of the events specified in Section 5(b) above, as the case may be, such holder shall surrender the certificate or certificates therefor, duly endorsed (or deliver a customary affidavit of loss with indemnity satisfactory to the Corporation) at the principal corporate office of the Corporation or any transfer agent for the Series A Preferred, and in the case of Section 5(a) above, shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Voting Common Stock are to be issued; provided, however, that any failure by a holder to comply with these provisions shall not have any effect on the automatic conversion of such holder's shares, which shall in any event convert in accordance with Section 5(b) above. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Series A Preferred, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Voting Common Stock to which such holder shall be entitled as aforesaid. The issuance of certificates for shares of Class A Voting Common Stock upon conversion of the Series A Preferred shall be made without charge to the holders of the Series A Preferred for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of the Class A Voting Common Stock. Such conversion shall be deemed to have been made, in the case of a conversion pursuant to Section 5(a), immediately prior to the close of business on the date of such surrender of the shares of the Series A Preferred to be converted, and, in the case of a conversion pursuant to Section 5(b), as of the opening of business on the Mandatory Conversion Date, and the person or persons entitled to receive the shares of Class A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Voting Common Stock as of such date. Upon conversion of shares of Series A Preferred into Class A Voting Common Stock, the Corporation shall take all such actions as are necessary in order to ensure that such shares of Class A Voting Common Stock are validly issued, fully paid and nonassessable, and are free and clear of all liens, taxes, charges or encumbrances with respect to the issuance thereof. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion shall be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person or persons entitled to receive the Class A Voting Common Stock upon conversion of the Series A Preferred shall not be deemed to have converted such Series A Preferred until immediately prior to the closing of such sale of securities.

(d) **Adjustments to the Series A Conversion Price for Certain Dilutive Issuances.**

(i) **Special Definitions.** For purposes of this Section 5, the following definitions shall apply:

(A) *"Additional Shares of Common Stock"* shall mean all shares of Common Stock issued (or, pursuant to Section 5(d)(iii), deemed to be issued) by the Corporation after the date of the filing of this Amended and Restated Certificate of Formation (the *"Restated Certificate Filing Date"*), other than:

(1) shares of Class A Common Stock issued or issuable upon conversion of shares of Series A Preferred;

(2) up to 1,000,000 shares of Class B Non-Voting Common Stock;

(3) shares of Common Stock issued or issuable upon the exercise of warrants that are outstanding on the Restated Certificate Filing Date;

(4) shares of Class A Voting Common Stock issued or issuable to officers, directors or employees of, or advisors, consultants or other service providers to, the

7

Corporation pursuant to the Corporation's equity incentive plans, as the same may be amended from time to time in accordance with the terms thereof;

(5)   shares of Common Stock issued or issuable as a dividend or distribution on the issued and outstanding shares of the Series A Preferred;

(6)   shares of Common Stock issued or issuable by reason of a dividend, stock split, combination, recapitalization, reclassification, reorganization, merger, consolidation or other change that is covered by Section 5(e), 5(f), 5(g), 5(h), 5(i) or 5(j) below;

(7)   shares of Common Stock issued or issuable upon the exercise of warrants issued to banks or equipment lessors, or in connection with similar credit arrangements;

(8)   shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with collaboration, technology license, development, distribution, manufacturing or other similar corporate or strategic partnering agreements;

(9)   shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with bona fide business acquisitions of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise;

(10)   shares of Common Stock issued in connection with a Qualified Public Offering; or

(11)   shares of Common Stock for which adjustment of the Series A Conversion Price has previously been made pursuant to Section 5(d)(iv).

(B)   *"Convertible Securities"* shall mean any evidences of indebtedness, shares (other than Common Stock or Series A Preferred) or other securities convertible into or exchangeable for Common Stock.

(C)   *"Options"* shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(ii)   **No Adjustment of Series A Conversion Price.** Notwithstanding any provision herein to the contrary, no adjustment in the Series A Conversion Price shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section 5(d)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Series A Conversion Price in effect on the date of, and immediately prior to, such issuance.

(iii)   **Deemed Issuance of Additional Shares of Common Stock.** In the event the Corporation at any time or from time to time after the Restated Certificate Filing Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date; provided, further, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A)   no further adjustments in the Series A Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B)   if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Series A Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Series A Conversion Price shall affect Class A Voting Common Stock previously issued upon conversion of any shares of the Series A Preferred); and

(C)   no readjustment pursuant to clause (A) or (B) above shall have the effect of increasing the Series A Conversion Price to an amount that exceeds the lesser of (1) such Series A Conversion Price on the Series A Issuance Date and (2) the Series A Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the Restated Certificate Filing Date and such readjustment date.

(iv)   **Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock.** In the event the Corporation at any time or from time to time after the Restated Certificate Filing Date shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(d)(iii)) without consideration or for consideration per share less than the Series A Conversion Price in effect on the date of and immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Series A Conversion Price then in effect by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Series A Conversion Price in effect immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of such Additional Shares of Common Stock so issued. For purposes of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issuance shall be calculated on a fully diluted basis, as if all Convertible Securities had been fully converted into shares of Common Stock and any outstanding Options bearing an exercise price that is lower than the price at which the Additional Shares of Common Stock were issued had been fully exercised (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date.

(v) **Determination of Consideration.** For purposes of this Section 5(d), the consideration received by the Corporation in connection with the issuance of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issuance, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other securities or property of the Corporation for consideration which covers both cash and property, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(d)(iii) relating to Options and Convertible Securities shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e) **Adjustment for Stock Splits and Combinations.** In the event the Corporation at any time or from time to time after the Restated Certificate Filing Date effects a subdivision (by any stock split or otherwise) of the outstanding Class A Voting Common Stock without a corresponding subdivision of the Series A Preferred, then the Series A Conversion Price in effect immediately before such subdivision shall be proportionately decreased. Conversely, in the event the Corporation at any time or from time to time after the Restated Certificate Filing Date combines the outstanding shares of Class A Voting Common Stock into a smaller number of shares without a corresponding combination of the Series A Preferred, then the Series A Conversion Price in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date such subdivision or combination becomes effective.

(f)   **Adjustment for Common Stock Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Restated Certificate Filing Date declares, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series A Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and (ii) the denominator of which is (A) the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g)   **Adjustments for Other Dividends and Distributions.**   In the event the Corporation at any time or from time to time after the Restated Certificate Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than shares of Common Stock) or in cash or other property (other than cash out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the holder of each share of Series A Preferred shall receive upon conversion of such share of Series A Preferred, in addition to the number of shares of Class A Voting Common Stock issuable in connection therewith, the kind and amount of securities of the Corporation and/or cash and other property that such holder would have been entitled to receive had such share of Series A Preferred been converted into Class A Voting Common Stock on the date of such event and had such holder thereafter, during the period from the date of such event to and including the date of conversion, retained any such securities and/or other property receivable, giving application to all adjustments called for during such period under this Section 5 with respect to the rights of such holder.

(h)   **Adjustments for Recapitalizations, Reclassifications or Other Changes.** If at any time after the Restated Certificate Filing Date, the Class A Voting Common Stock issuable upon the conversion of a series of the Series A Preferred is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer or a subdivision, combination, or reorganization provided for elsewhere in this Section 5), in any such event each

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holder of shares of such series of Series A Preferred shall have the right thereafter to convert such shares into the kind and amount of stock and other securities and property that would be receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Class A Voting Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(i) **Adjustments for Reorganizations, Mergers or Consolidations.** If at any time after the Restated Certificate Filing Date, there is a capital reorganization of the Class A Voting Common Stock or a merger or consolidation of the Corporation with or into another Person (other than an Acquisition or Asset Transfer) as a part of such capital reorganization, merger or consolidation, provision shall be made so that the holders of the Series A Preferred shall thereafter be entitled to receive upon conversion of the Series A Preferred the number of shares of stock or other securities or property of the Corporation or otherwise to which a holder of Class A Voting Common Stock, deliverable upon conversion thereof, would have been entitled on such capital reorganization, merger or consolidation, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Series A Preferred after such capital reorganization, merger or consolidation to the end that the provisions of this Section 5 (including adjustment of the Series A Conversion Price) then in effect and the number of shares issuable upon conversion of the Series A Preferred, shall be applicable after that event and be as nearly equivalent as practicable.

(j) **Adjustment Threshold and Recording.** No adjustment in the Series A Conversion Price need be made if such adjustment would result in a change in the Series A Conversion Price of less than $0.001. Any adjustment of less than $0.001 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.001 or more in the Series A Conversion Price. All calculations under this Section 5 shall be made to the nearest one thousandth of a cent ($0.00001) or to the nearest one hundredth (1/100) of a share, as the case may be.

(k) **No Impairment.** The Corporation shall not, by amendment of this Amended and Restated Certificate of Formation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or otherwise, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred against impairment.

(l) **No Fractional Shares.** No fractional shares shall be issued upon the conversion of any share or shares of Series A Preferred, and the number of shares of Class A Voting Common Stock to be issued shall be rounded to the nearest whole share (with 0.5 of a share rounded down). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred which the holder is at the time converting into Class A Voting Common Stock and the number of shares of Class A Voting Common Stock issuable upon such aggregate conversion.

(m)   **Certificate as to Adjustments.** Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of the Series A Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred, furnish or cause to be furnished to such holder a certificate setting forth (A) such adjustment and readjustment, (B) the Series A Conversion Price at the time in effect and (C) the number of shares of Class A Voting Common Stock and the amount of other property, if any, which at the time would be received upon the conversion of a share of the Series A Preferred.

(n)   **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of effecting the conversion of shares of Series A Preferred, such number of its shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred, and if at any time the number of authorized but unissued shares of Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred, in addition to such other remedies as shall be available to the holder of Series A Preferred, the Corporation shall take such corporate action as may be necessary, in the reasonable opinion of its counsel, to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to this Restated Certificate of Formation.

(o)   **Notices.** Any notice, request, demand or other communication required or permitted to be given to a holder of Series A Preferred pursuant to the provisions of this Amended and Restated Certificate of Formation will be in writing and will be effective and deemed given under this Section 5 on the earliest of: (i) the date of personal delivery, (ii) the date of transmission by email, with confirmed transmission and receipt, (iii) two days after deposit with a nationally-recognized courier or overnight service and (iv) five days after mailing via certified mail, return receipt requested. All notices not delivered personally or by email will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth for such party in the records of the Corporation. Any holder of Series A Preferred (and such holder's permitted assigns) may change such holder's address for receipt of future notices hereunder by giving written notice to the Corporation.

6.   **Voting Rights.**

(a)   **General.** Each share of Class A Voting Common Stock shall be entitled to one (1) vote on all matters presented to the Corporation's shareholders. Each share of Class B Non-Voting Common Stock shall not be entitled to vote on matters presented to the Corporation's shareholders except as required by law. Except as otherwise provided herein or required by law,

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holders of the Series A Preferred shall be entitled to vote together with the shares of Class A Voting Common Stock of the Corporation, and not as a separate class, on all matters submitted to a vote of the holders of shares of Class A Voting Common Stock, and may act by written consent in the same manner as the Class A Voting Common Stock, with each holder of shares of Series A Preferred entitled to the number of votes as shall be equal to the number of shares of Class A Voting Common Stock into which such holder's aggregate number of shares of Series A Preferred are convertible pursuant to Section 5 immediately after the close of business on the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Each holder of Series A Preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half rounded upward to one).

(b) **Series A Preferred Stock Protective Provisions.** In addition to any other vote or consent required herein or by law, for so long as shares of Series A Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A Preferred; or

(ii) increase or decrease the number of authorized shares of Series A Preferred.

7. **Replacement.** Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series A Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided, that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class and series of shares represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

8. **No Preemptive Rights.** Neither the holders of the Series A Preferred nor the holders of Common Stock shall have preemptive rights to subscribe for any shares of any class or series of stock of the Corporation whether now or hereafter authorized, except and only to the extent provided for in any agreement between the Corporation and any such holders of the Series A Preferred or of the Common Stock.

Article 5 – Purpose

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Texas Business Organizations Code.

Article 6 – Amendment of Bylaws

In furtherance and not in limitation of the powers conferred by statute and subject to Section 6(b) of Article 4 of this Amended and Restated Certificate of Formation, the Board of Directors shall have the power, both before and after receipt of any payment for any of the Corporation's capital stock, to adopt, amend, repeal or otherwise alter the Bylaws of the Corporation without any action on the part of the shareholders.

Article 7 – Action by Less Than Unanimous Written Consent of Shareholders

Subject to Section 6 of Article 4 of this Amended and Restated Certificate of Formation, any action required or permitted by the TBOC to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on such action were present and voted.

Article 8 – Director Exculpation

To the maximum extent provided by law, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in such director's capacity as a director, except that this Article 8 does not eliminate or limit of the liability of any director to the extent the director is found liable for: (i) a breach of his or her duty of loyalty to the Corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which such director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of such director is expressly provided for by an applicable statute. If the TBOC is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the TBOC as so amended. Any repeal or modification of the foregoing provisions of this Article 8 by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

EXHIBIT H

Video Transcripts

EXHIBIT H- Verbatim Transcripts of Videos on Republic Deal Page

Main Video: "WE HELP COACHES MANAGE THEIR CAREERS"

"I'm Phillip, this is my partner, D.W. We founded MyCoachingTree to help coaches manage their careers. Coaches are amazing strategists. They take a vision for their season, evaluate their competition and their players, and develop a plan for success. But very few coaches do the same for their own careers. There are more than a million coaches in the US alone and hundreds of thousands of them leave the profession each year. There is a shortage of coaches in our country because so many of them are leaving. This has created an urgent need for employers to replace them with quality candidates. MyCoachingTree helps coaches develop professionally and connects them with those employers to keep the sports industry thriving. We give them the tools they need to be successful, both in their sport, and as a leader. MyCoachingTree does three things for our coaches. It helps them build a strong professional network. We've already seen more than forty-one thousand coaches from 32 states join. And more than sixty percent of those were invited by another member. It helps them grow professionally. We have a library of thousands of online courses to give coaches the professional development they need. It helps them find their next great job. We've helped to fill more than twenty-four thousand coaching jobs. Faster, and at a lower cost per hire for those employers that hired them. It's like having a coaching clinic in your pocket. Our total market is one hundred and seventy million that we'll earn though subscriptions, candidate search services, sales of online courses, sponsorships, and data licensing. We have great support from the community through partnerships with professional coach associations and early investors like Joey McGuire, Head Football Coach at Texas Tech and Matt Rhule, Head Coach at Nebraska and Andy Beal who founded MaxPreps. Your investment in MyCoachingTree will help us expand our membership to the rest of the coaches in the US and hire the staff to help us scale marketing and sales. We're offering investor perks for designed to benefit the most important coach in your life, whether that's you or the coach or the coach you give the perk to. And a special perk for investors committing more than twenty-five thousand dollars. See the Perk Section of our Deal Page for more. Join us in doing something truly worthwhile. Help us support the coaching profession that is so critical to the world of sport, and the lessons it teaches the athletes in our lives."

Investor Testimonial Video: "Andy Beal, Why I Invested"

"Hello. I'm Andy Beal, the founder of Maxpreps.com. MyCoachingTree solves a real need and is demonstrating that through it's growth in membership. But that's not surprising, with Phillip Engle and D.W. Rutledge, the company is led by winners who know their customers needs better than anyone in the country. As founder and operator of Assistant Coach Systems, ACS, Phillip possess an extraordinary business background in the world of scholastic sports. He led ACS from its early development to a successful exit. And I consider D.W. Rutledge to be exemplar of a successful man. He's a leader. And he's a winner. Both on and off the field. As a coach, D.W. won five state football championships.

Not just anywhere, but in Texas. Then he took his leadership skills to one of the largest coaches associations in the country. Together, D.W. and Phillip are the right team to bring MyCoachingTree to life. I'm so confident in their concepts and in their skills, that I was glad to be one of their first investors. I hope you will consider investing in MyCoachingTree.com."

Investor Testimonial Video: "Coach Rick Page, Why I invested"

"Networking for a coach is vital. When I talk to people about a job that's one of the things I ask them is, "Who's in your coaching tree?". One of the best things I can see is MyCoachingTree. As far as a network's concerned, this is where it's at. This is where you begin to reach out and make those contacts. If MyCoachingTree had been around while I was still there, it would have made my job in hiring coaches much simpler."

Investor Testimonial Video: Marty Criswell, Why I invested"

"When Phillip Engle came to me with this idea about MyCoachingTree, a way to expand the influence and the impact to make a difference in the lives of kids for generations to come – that core mission just really makes my heart beat."

Investor Testimonial Video: "Joey McGuire, Why I Coach"

"How's everything going? This Coach McGuire at Texas Tech. D.W., one of my favorite guys in the world, asked me to record this and say why I wanted to be a coach. Pretty simple. Man, I love being around young people and help change lives. You know, I really feel like that I was put on this earth to help them become better men, help them reach the best version of themselves. I think coaching is a calling, and I think I was called to do it. Man I'm lucky because I've been really blessed to have some great mentors, Robert Woods who's in the Hall of Honor, Matt Rhule who's just an incredible coach. Those guys affected me so much and helped me so much and I just, I want to pour into people, I want to continue to build coaches up to affect young people's lives. You know, we're really lucky to do what we do, we're blessed to do what we do and just remember this, it's all about the players. You know the Xs and Os will take care of themselves, the wins will come, but if you take care of those players, you make them better versions of themselves every single day, great things are going to happen in your career. If you ever need anything, I'm always here, I'm all about coaches. Coaches are my heroes. I believe in everything that coaches do and I think we're the last people, as Coach Rutledge always says we're standing in that gap to make sure that we continue to help young people be who they're supposed to be. Thank you. Wreck 'Em!"

Video: "Our Mission"

"Sports provide the fabric that holds our communities together. But coaches that make education-based sports possible, are leaving the profession. My name is D.W. Rutledge. I've been fortunate in my career as a coach to learn leadership from some of the best. And, as a coach's association director, I worked to help coaches, help athletes. Coaches in education are in the best position to fill the gap between the classroom and social issues that affect athletes. MyCoachingTree can help coaches stand in that gap. I started this company to continue my commitment to the coaching profession by helping you with your career as a coach. How's everything going? This Coach McGuire at Texas Tech. D.W., one of my favorite guys in the world, asked me to record this and say why I wanted to be a coach. Pretty simple. Man, I love being around young people and help change lives. You know, I really feel like that I was put on this earth to help them become better men, help them reach the best version of themselves. I think coaching is a calling, and I think I was called to do it. Man I'm lucky because I've been really blessed to have some great mentors, Robert Woods who's in the Hall of Honor, Matt Rhule who's just an incredible coach. Those guys affected me so much and helped me so much and I just, I want to pour into people, I want to continue to build coaches up to affect young people's lives. You know, we're really lucky to do what we do, we're blessed to do what we do and just remember this, it's all about the players. You know the Xs and Os will take care of themselves, the wins will come, but if you take care of those players, you make them better versions of themselves every single day, great things are going to happen in your career. If you're getting up and going to work to win a football game, or a basketball game, or a softball game, that's one thing. But if you're getting up and you're going to work because you think you've got an opportunity to change a young person's life, then that's something that I can get excited about. That's something I can have a passion for. Networking for a coach is vital. When I talk to people about a job that's one of the things I ask them is, 'Who's in your coaching tree?'. One of the best things I can see is MyCoachingTree. As far as a network's concerned, this is where it's at. This is where you begin to reach out and make those contacts. If MyCoachingTree had been around while I was still there, it would have made my job in hiring coaches much simpler. MyCoachingTree is not going to help you win your next game but it could help you secure your next job. Or you can help a worthy assistant coach move up the coaching ladder. When Phillip Engle came to me with this idea about MyCoachingTree, a way to expand the influence and the impact to make a difference in the lives of kids for generations to come – that core mission just really makes my heart beat. Being a better coach makes us all stronger and more effective teaching athletes. Be a better coach. Subscribe to MyCoachingTree today. Do it to help our profession, but mostly to help yourself.

Video: "D.W. Rutledge"

Faith, family and football. That describes a lot of coaches, but particularly, a man named D.W. Rutledge. I would say he is a servant leader. People naturally follow his leadership. And he has a genuine interest and connection with almost everybody he meets. Every time I think of D.W., I think about he puts his arm around you and he asks you 'How are you?' number one, and number two, he listens to what you're saying and then he'll ask these questions it's like, it's almost like he's teaching you while he's talking to you. And that's what D.W. showed to those boys that played for him. Is that, you've got to have faith, but you also have a family and both of those are important. You'll have the same thing and this is the way you treat them. And this is the way we become a family as our team, our community. We're all together on Friday night. We'll all have each other's back. And then the football part of it was easy. Because he had the Xs and Os, he had the motivational techniques. Judson in the nineties, they dominated the decade. Great defense, had some really good running backs. He's very aggressive as a coach, very demanding on his players. He had a vision and an expectation and they were going to meet that every day in practice and every day in off-season and every game day. And he was surrounded by some really good coaches on his staff, but he was the leader of the pack, for sure. It was his vision and his passion that they played to. They were fun to watch. He had just career as a player at Texas Lutheran, he was all American, they won the national NAIA championship – he was a big deal. And he took a job as an assistant college football coach. He was very focused on performance and on winning, which are great things, but he came to realize that was lot more potential for this job than just winning football games. My dad was really ahead of his time. In nineteen eighty a friend of his, Dennis Parker, they got together with the other guys on the staff and came up with 'How do we coach attitude?'. They'd heard that statistic that in any task you undertake only fifteen percent of your success is determined by your talent and eighty-five percent is determined by your attitude. Well his mind went to 'What if we became really good at coaching attitude?'. So that's where they started to develop the classroom and they'd pull kids off the field and out of the weight room and they put them in a classroom. And they started teaching them about character and integrity and they set goals. Everything they needed to be successful in life they taught first. He was a fabulous player, and a great assistant coach, and an even grater head football coach. 198 wins and 31 losses – think about that. That's about 86% of the games that he coached that he won. He just knocked the top off of it. He won a lot of games and a lot of state championships and he's one of the winningest coaches in the state of Texas. The stadium at Judson's named after him, and there's a lot of people that have honored him, but his deal was he wanted to coach to change lives. He wanted to impact kids. That is his legacy. That's who he is. He's coaching beyond the game. The Texas High School Coaches Association is the largest coaches association in the country. Our mission statement is 'Helping Coaches to Help Kids'. That is what drives us, D.W.'s the one that came up with that mission statement in 2004. I can remember listening to my dad speak to a room full of coaches and saying, 'You know guys, if we get up every day to go win a game, that's a pretty shallow way to live. But if we get up to go change a young person's life, that's worth getting up for.' And that is how he coached. He developed good young men first, and believed that good football players would follow. He's just a guy that has done so much for Texas high school coaches. And what he's done for the game of football in Texas, and then he's just a person that believes that leadership counts. When you're talking his influence in the state, he wouldn't tell you it's the state championships, he wouldn't tell you it's the win-loss record, he wouldn't tell you it's the hall of fame, he would tell you it's the young men that come back and their proud of their son, their proud of their daughter, the husband they're being, the difference their making in their community. That's his biggest accomplishment – is the families he's impacted over the course of his career. He's in every coaches hall of fame that you can name – nationally and statewide, but I can't think of anyone more deserving than D.W. Rutledge because of what he's done to help young people - through the coaches. And he left the coaches world in better shape than what he found it. He truly had a desire to help educate our coaches on heat and heart issues across the state of Texas. And his involvement with the medical advisory committee, encouraging them to continue to bring us the things that we needed to teach to our coaches and we'll go find people that will deliver that message. I've never been a coach, but D.W. Rutledge is my coach. The impact he's had on me personally – the character and integrity makes everyone around him better. D.W. was bold in a lot of decisions that were made. He has a thought and the people around him believe in it and he's going to make that move and turn it into a positive and he's done that his entire career. You're going to one thing take all the values that he demonstrates on a daily basis and you're going to take it on the job. I'm blessed to be here with Coach Rhule who shares a very similar quality – kid's first, we're going to have a football family. We're going to treat people right. That's D.W. I think great leaders do that, leading by example. That's one of the great things I carried here with me here at Nebraska. He's made a lot of friends throughout the years. Most of those have coached with him or coached against him. They respect him so much. And he has made such an impression on people because he's genuine and he's honest and he's full of integrity.